B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended September 30, 2020

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 3, 2020 and contains certain “forward-looking information” and "forward-looking statements" under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and nine months ended September 30, 2020, which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2019. All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Following the sale of La Libertad and El Limon to Calibre Mining Corp. ("Calibre") on October 15, 2019, production from these mines is presented on a 100% basis for the period up until October 14, 2019 and on a 34% basis thereafter, representing the Company’s indirect ownership interest in the Nicaraguan operations through its equity investment in Calibre (subject to reduction if B2Gold’s interest in Calibre dilutes).

Additional information related to B2Gold, including the Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. Up to October 14, 2019, the Company operated two additional mines in Nicaragua - La Libertad and El Limon mines. The Company also has a 50% interest in the Gramalote Project in Colombia and an 81% interest in the Kiaka Project in Burkina Faso. In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Namibia, Uzbekistan and Finland.
COVID-19
The Company has been monitoring the COVID-19 pandemic and dealing with its impact at B2Gold's operations since mid-February 2020. The Company continues to address the COVID-19 pandemic and minimize its potential impact at B2Gold's operations. B2Gold places the safety and well-being of its workforce and all stakeholders as the highest priority and continues to encourage input from all its stakeholders as the situation evolves. The Company has implemented measures and introduced additional precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of B2Gold's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. The Company is continually updating these plan and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities and continues to closely monitor each site's situation, including public and employee sentiment to ensure that stakeholders are in alignment with continued safe operation of its mines.

Mining and milling operations have continued at the Fekola Mine in Mali and the Otjikoto Mine in Namibia. As a result of temporary fuel shortages, the Masbate Mine briefly suspended mining activities from March 22 to March 29, 2020, during which time the milling operations continued normally, processing ore from stockpiles. The Masbate Mine resumed mining operations using an estimated 50% of the mining fleet on March 29, 2020 with fleet activity returning to budgeted levels in May 2020. The Company also continues to progress its expansion and development projects with some restrictions and delays being experienced by individual projects.

On March 30, 2020 B2Gold announced that at the Gramalote Project, infill drilling of the Inferred Mineral Resource area would be temporarily suspended due to COVID-19, while other aspects of the Feasibility Study would continue to advance. The decision was taken in conjunction with the National Emergency and National Quarantine announced by the Colombian government and after consultation with surrounding communities and various levels of Colombian government. Operations restarted on May 4, 2020 for Environmental Impact Assessment related field activities, with exploration drilling recommencing on May 11, 2020. During the shutdown, other aspects of the Feasibility Study such as mine engineering review, metallurgical investigations and process plant design development continued to advance. Ongoing exploration work continued in the third quarter of 2020 with a focus on infill drilling of the Inferred Mineral Resource area, which was completed in August 2020. The Company expects to complete the Feasibility Study in the first quarter of 2021.

Basis of Presentation - Nicaraguan Assets - Discontinued Operations

On October 15, 2019, B2Gold completed the sale of the producing El Limon and La Libertad gold mines, the Pavon gold project and additional mineral concessions in Nicaragua (collectively, the "Nicaraguan Assets") to Calibre for aggregate consideration of $100 million (consisting of a combination of cash, common shares and a convertible debenture) (the “Calibre Transaction”), plus an additional final payment for closing working capital of $18 million ($13 million received in the fourth quarter of 2019 and $5.5 million received in October 2020). As a result of closing the Calibre Transaction and the Calibre common shares subsequently issued to B2Gold upon the conversion of the convertible debenture in November 2019, the Company now holds approximately 34% of the total issued and outstanding Calibre common shares which had a market value of $152 million at September 30, 2020. B2Gold’s ongoing commitment to continuing involvement with the Nicaraguan operations is secured by its significant equity interest in Calibre, its right to appoint one director to the Board of Calibre and its participation in an Advisory Board of Calibre.

The comparative results for the three and nine months ended September 30, 2019 account for the Nicaraguan Assets as discontinued operations in accordance with IFRS 5, Non-current assets held for sale and discontinued operations. The results of the Nicaraguan Assets have been presented as discontinued operations for all periods in the Condensed Interim Consolidated Statement of Operations and the Condensed Interim Consolidated Statements of Cash Flows. Commencing October 15, 2019, the Company no longer consolidates the results of the Nicaraguan Assets in its consolidated financial statements, but uses the equity method to account for its 34% ownership interest in Calibre. In addition, commencing October 15, 2019, B2Gold reports its attributable share of Calibre's production, cash costs and all-in sustaining costs in the Company's consolidated Non-IFRS measures.

Summary

Consolidated gold revenue in the third quarter of 2020 was a quarterly record of $487 million from the Company’s three operating mines on sales of 253,200 ounces at an average price of $1,924 per ounce, compared to $311 million on sales of 208,900 ounces at an average price of $1,488 per ounce in the third quarter of 2019 (excluding discontinued operations). Compared to the third quarter of 2019, consolidated gold revenue increased significantly by 57% ($176 million), of which 36% related to the increase in the average realized gold price and 21% to the increase in gold ounces sold (mainly due to the higher gold production). Consolidated gold revenue for the first nine months of 2020 was a year-to-date record of $1.3 billion on sales of 749,800 ounces at an average price of $1,746 per ounce, compared to $842 million on sales of 616,000 ounces at an average price of $1,367 per ounce in the first nine months of 2019 (excluding discontinued operations). Compared to the first nine months of 2019, consolidated gold revenue increased significantly by 56% ($467 million), of which 34% related to the increase in the average realized gold price and 22% to the increase in gold ounces sold. Despite the ongoing impact of COVID-19 pandemic since March 2020, the Company continues to successfully ship its gold dore inventory to refineries. For accounting purposes, gold revenues earned from El Limon and La Libertad mines in 2019 are excluded from consolidated gold revenue and are included in the "Income from discontinued operations" line in the Condensed Interim Consolidated Statement of Operations.

Consolidated gold production from the Company’s three operating mines in the third quarter of 2020 was 248,733 ounces, above budget by 1% (2,929 ounces) and a significant increase of 17% (35,455 ounces) over the third quarter of 2019 (excluding discontinued operations) with solid performances from all of the Company’s operations. The significant increase in gold production over the third quarter of 2019 was driven by the Fekola Mine in Mali, which continued its very strong operational performance with gold production of 152,535 ounces, above budget by 2% (2,535 ounces), and 36% (40,214 ounces) higher compared to the third quarter of 2019. Fekola’s significant increase in gold production over the third quarter of 2019 was mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. The Otjikoto Mine in Namibia also had a solid third quarter of 2020, producing 42,591 ounces of gold, 2% (985 ounces) above budget. The Masbate Mine in the Philippines continued to perform well through the third quarter of 2020 despite a 6-day mill shutdown following an earthquake on August 18, 2020, producing 53,607 ounces of gold, substantially in-line with budget (of 54,198 ounces), and 4% higher (2,061 ounces) compared to the third quarter of 2019. Including attributable ounces from Calibre (15,080 ounces), the Company’s total gold production in the third quarter of 2020 was 263,813 ounces. Consolidated gold production for the first nine months of 2020 was a year-to-date record of 738,939 ounces, 4% (26,412 ounces) above budget and 19% (116,229 ounces) higher than the first nine months of 2019 (excluding discontinued operations). Including attributable ounces from Calibre (31,329 ounces), the Company’s total gold production in the first nine months of 2020 was 770,268 ounces.

In the third quarter of 2020, consolidated cash operating costs1 were $411 per gold ounce produced ($414 per gold ounce sold), $17 (4%) less per gold ounce produced than budget and $32 (7%) less per gold ounce produced than the third quarter of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, cash operating costs for the third quarter of 2020 were $435 per gold ounce produced ($437 per gold ounce sold), $6 (1%) less per gold ounce produced than budget and $72 (14%) less per gold ounce produced than the third quarter of 2019. For the first nine months of 2020, consolidated cash operating costs were $388 per gold ounce produced ($391 per gold ounce sold), $33 per gold ounce produced or 8% less than budget and $63 per gold ounce produced or 14% lower than the first nine months of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, cash operating costs for the first nine months of 2020 were $405 per gold ounce produced ($409 per gold ounce sold), $32 per gold ounce produced or 7% less than budget and $122 per gold ounce produced or 23% lower than the first nine months of 2019. The favourable budget variance and prior period variance for the third quarter of 2020 and the first nine months of 2020 were attributable to the strong operating results from all of the Company's operations with above budgeted gold production and lower than budgeted total cash operating costs. Lower fuel costs, a weaker Namibian dollar and changes to mine sequencing as a result of responding to COVID-19 challenges were the primary reasons for cash operating costs per ounce being lower than budget for the third quarter and first nine months of 2020.

Consolidated all-in sustaining costs2 for the third quarter of 2020 were $766 per gold ounce sold compared to budget of $797 per gold ounce sold and $755 per gold ounce sold for the third quarter of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, all-in sustaining costs for the third quarter of 2020 were $785 per gold ounce sold compared to budget of $804 per gold ounce sold and $807 per gold ounce sold for the third quarter of 2019. The lower than budgeted all-in sustaining costs in the third quarter of 2020 reflect the lower cash operating costs described above, higher than budgeted gold ounces sold, lower general and administrative costs and lower than budgeted sustaining capital expenditures ($13 million), partially offset by higher royalties resulting from a higher average gold price realized than budgeted in the third quarter of 2020. All-in sustaining costs for the first nine months of 2020 were $726 per gold ounce sold compared to budget of $803 per gold ounce sold and $768 per gold ounce sold for the first nine months of 2019. Including estimated attributable results for Calibre, all-in sustaining costs for the first nine months of 2020 were $740 per gold ounce sold compared to budget of $815 per gold ounce sold and $855 per gold ounce sold for the first nine months of 2019. The lower than budgeted all-in sustaining costs in the first nine months of 2020 reflect the lower cash operating costs described above, higher than budgeted ounces gold sold, lower general and administrative costs and lower than budgeted sustaining capital expenditures ($43 million), partially offset by higher royalties resulting from a higher average gold price realized than budgeted in the first nine months of 2020. The Company expects total sustaining capital expenditures for full-year 2020 to be approximately $11 million lower than budgeted as noted in the Review of Mining Operations and Development Projects section below.

Based on current assumptions, B2Gold remains well positioned for continued strong operational and financial performance in 2020. For full-year 2020, the Company forecasts total consolidated gold production (including attributable ounces from Calibre) to come in towards the midpoint of its production guidance range of between 1,000,000 and 1,055,000 ounces. Consolidated cash operating costs are expected to remain low in 2020, and the Company expects to be at or below the low end of its guidance
1 "Cash operating costs” a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

2 “All-in sustaining costs” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

range for total consolidated cash operating costs of between $415 and $455 per ounce and at the lower end of its guidance range for total consolidated all-in sustaining costs of between $780 and $820 per ounce. The Company expects total sustaining and non-sustaining capital expenditures for full-year 2020 to be approximately $9 million lower than budgeted as noted in the Review of Mining Operations and Development Projects section.

Net income for the third quarter of 2020 was $277 million compared to $66 million for the third quarter of 2019. For the third quarter of 2020, the Company generated net income attributable to the shareholders of the Company of $263 million ($0.25 per share) compared to $56 million ($0.05 per share) in the third quarter of 2019. Adjusted net income attributable to shareholders of the Company3 for the third quarter of 2020 was $161 million ($0.15 per share) compared to $85 million ($0.08 per share) in the third quarter of 2019. For the first nine months of 2020, the Company generated net income of $498 million compared to a net income of $133 million in the first nine months of 2019. For the first nine months of 2020, the Company generated net income attributable to the shareholders of the Company of $460 million ($0.44 per share) compared to $116 million ($0.11 per share) in the first nine months of 2019. Adjusted net income attributable to the shareholders of the Company for the first nine months of 2020 was $368 million ($0.35 per share) compared to adjusted net income of $154 million ($0.15 per share) in the first nine months of 2019. Adjusted net income attributable to shareholders of the Company for the third quarter and first nine months of 2020 excluded impairment reversals net of related deferred income tax expense of $122 million.

Cash flow provided by operating activities was a quarterly record of $301 million in the third quarter of 2020 compared to $168 million in the third quarter of 2019, an increase of $133 million due mainly to higher revenues of $176 million partially offset by higher production costs and royalties and productions taxes of $14 million and $12 million, respectively. Cash flow provided by operating activities was $755 million in the first nine months of 2020 compared to $347 million in the first nine months of 2019, an increase of $408 million due mainly to higher revenues of $467 million partially offset by higher production costs and royalties and productions taxes of $15 million and $33 million, respectively. Based on current assumptions, including a gold price of $1,900 per ounce for the remainder of 2020, the Company now expects to make total cash income tax payments in 2020 of approximately $205 million, an increase of $27 million from the previous second quarter of 2020 estimate, based on changes in realized gold price assumptions and expected payment timing. The revised estimate includes assumed voluntary current income tax prepayments of up to $50 million for 2020 current income taxes not due until the second quarter of 2021. For the first nine months of 2020, the Company made current income tax payments totalling $97 million.

B2Gold continues to maintain a strong financial position and liquidity. On April 8, 2020, as a precautionary measure and given the current uncertainty resulting from the COVID-19 pandemic, the Company completed the drawdown of a further $250 million on its $600 million RCF. During the third quarter of 2020, the Company fully repaid the outstanding revolving credit facility ("RCF") balance of $425 million and as at September 30, 2020, the full amount of the $600 million RCF was undrawn and available. At September 30, 2020, the Company had cash and cash equivalents of $365 million (December 31, 2019 - $141 million) and working capital of $356 million (December 31, 2019 - $242 million).

On January 1, 2020, B2Gold assumed the manager role of the Gramalote Project. On January 21, 2020, the Company announced positive results from the Updated Preliminary Economic Assessment for the Gramalote Ridge deposit (“Gramalote Ridge”) at the Gramalote Project (the "Gramalote PEA"). Subsequent to the second quarter of 2020, the Company completed its sole funding requirement (refer to "Gramalote Project - Joint Venture with AngloGold Ashanti Limited - Colombia" section below).

On January 16, 2020, the Company announced an updated Fekola Mineral Resource estimate including a substantial increase in Indicated Mineral Resources at the Fekola Mine following a successful infill drill program in 2019.

On February 27, 2020, B2Gold’s Board of Directors (the "Board") declared a quarterly cash dividend of $0.01 per common share, paid on March 23, 2020 to shareholders of record as of March 9, 2020.

On April 28, 2020, the Company and its 10% partner GAMS-Mining F&I Ltd ("GAMS") entered into a definitive agreement with West African Resources Limited ("West African") for the sale of the Toega project located in Burkina Faso. The purchase consideration, due 90% to B2Gold and 10% to GAMS, consists of: an initial non-refundable cash payment of $10 million; a further payment of $10 million in cash or shares due upon completion of a feasibility study within 2 years (at which time the permits comprising the Toega project will be transferred to West African); production payments of $25 million in the form of a 3% net smelter returns ("NSR") royalty on production from the Toega project area; and a further 0.5% NSR royalty (to commence after the 3% NSR outlined above has been fully paid) which is capped at 1.5 million ounces.

On June 11, 2020, the Board declared a quarterly cash dividend of $0.02 per common share, an increase of 100%, paid on July 7, 2020 to shareholders of record as of June 23, 2020.

On September 10, 2020, the Board declared a quarterly cash dividend of $0.04 per common share, which was paid on September 30, 2020 to shareholders of record as of September 22, 2020. This represents a further 100% increase from the second quarter of 2020 dividend and four times higher than the initial quarterly dividend of $0.01 per share declared in the fourth quarter of 2019 and reflects the current higher gold price environment, the Company's strong operational performance and the fact that the Company reached a net positive cash position. The declaration and payment of future quarterly dividends remains at
3 “Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.
REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019

Gold revenue ($ in thousands)	487,166	310,783	1,309,403	841,978
Net income from continuing operations ($ in thousands)	277,039	49,921	498,008	130,157
Income from discontinued operations ($ in thousands)	—	15,662	—	3,271
Net income ($ in thousands)	277,039	65,583	498,008	133,428
Earnings per share from continuing operations – basic(1) ($/ share)	0.25	0.04	0.44	0.11
Earnings per share from continuing operations – diluted(1) ($/ share)	0.25	0.04	0.44	0.11
Earnings per share – basic(1) ($/ share)	0.25	0.05	0.44	0.11
Earnings per share – diluted(1) ($/ share)	0.25	0.05	0.44	0.11
Cash provided by operating activities of continuing operations ($ thousands)	300,762	137,525	755,064	306,105
Cash provided by operating activities of discontinued operations ($ thousands)	—	30,309	—	40,963
Cash provided by operating activities ($ in thousands)	300,762	167,834	755,064	347,068
Average realized gold price ($/ ounce)	1,924	1,488	1,746	1,367
Adjusted net income(1)(2)(3) ($ in thousands)	161,183	85,060	368,162	154,029
Adjusted earnings per share(1)(2)(3) – basic ($)	0.15	0.08	0.35	0.15
Excluding El Limon and La Libertad discontinued operations results:
Gold sold (ounces)	253,200	208,900	749,800	616,000
Gold produced (ounces)	248,733	213,278	738,939	622,710
Cash operating costs(2) ($/ gold ounce sold)	414	433	391	452
Cash operating costs(2) ($/ gold ounce produced)	411	443	388	451
Total cash costs(2) ($/ gold ounce sold)	547	539	512	546
All-in sustaining costs(2) ($/ gold ounce sold)	766	755	726	768
Including El Limon and La Libertad discontinued operations results, Equity investment in Calibre:
Gold sold (ounces)	268,539	256,670	780,991	725,028
Gold produced (ounces)	263,813	258,200	770,268	735,079
Cash operating costs(2) ($/ gold ounce sold)	437	507	409	531
Cash operating costs(2) ($/ gold ounce produced)	435	507	405	527
Total cash costs(2) ($/ gold ounce sold)	567	603	527	618
All-in sustaining costs(2) ($/ gold ounce sold)	785	807	740	855
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Previous periods have been adjusted to reflect the removal of the adjustment for share-based compensation expense, refer to “Non-IFRS Measures”.
Third quarter 2020 and 2019
Revenue
Consolidated gold revenue in the third quarter of 2020 was a quarterly record of $487 million from the Company’s three operating mines on sales of 253,200 ounces at an average price of $1,924 per ounce, compared to $311 million on sales of 208,900 ounces at an average price of $1,488 per ounce in the third quarter of 2019 (excluding discontinued operations). Compared to the third quarter of 2019, consolidated gold revenue increased significantly by 57% ($176 million), of which 36% related to the increase in the average realized gold price and 21% to the increase in gold ounces sold (mainly due to the higher gold production). Despite the ongoing impact of COVID-19 pandemic since March 2020, the Company continues to successfully ship its gold dore inventory to refineries. For accounting purposes, gold revenues earned from El Limon and La Libertad mines in 2019 are excluded from consolidated gold revenue and are included in the "Income from discontinued operations" line in the Condensed Interim Consolidated Statement of Operations.

In the third quarter of 2020, the Fekola Mine accounted for $309 million (Q3 2019 - $162 million) of gold revenue from the sale of 159,800 ounces (Q3 2019 - 108,600 ounces), the Masbate Mine accounted for $89 million (Q3 2019 - $76 million) of gold revenue from the sale of 46,900 ounces (Q3 2019 - 51,200 ounces) and the Otjikoto Mine accounted for $89 million (Q3 2019 - $73 million) of gold revenue from the sale of 46,500 ounces (Q3 2019 - 49,100 ounces). Excluded from gold revenue in the third quarter of 2019 was El Limon's gold revenue of $33 million from the sale of 21,880 ounces and La Libertad's gold revenue of $39 million from the sale of 25,890 ounces.

Production and operating costs
Consolidated gold production from the Company’s three operating mines in the third quarter of 2020 was 248,733 ounces, above budget by 1% (2,929 ounces) and a significant increase of 17% (35,455 ounces) over the third quarter of 2019 (excluding discontinued operations) with solid performances from all of the Company’s operations. The significant increase in gold production over the third quarter of 2019 was driven by the Fekola Mine in Mali, which continued its very strong operational performance with gold production of 152,535 ounces, above budget by 2% (2,535 ounces), and 36% (40,214 ounces) higher compared to the third quarter of 2019. Fekola’s significant increase in gold production over the third quarter of 2019 was mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. The Otjikoto Mine in Namibia also had a solid third quarter of 2020, producing 42,591 ounces of gold, 2% (985 ounces) above budget. The Masbate Mine in the Philippines continued to perform well through the third quarter of 2020 despite a 6-day mill shutdown following an earthquake on August 18, 2020, producing 53,607 ounces of gold, substantially in-line with budget (of 54,198 ounces), and 4% higher (2,061 ounces) compared to the third quarter of 2019. Including attributable ounces from Calibre (15,080 ounces), the Company’s total gold production in the third quarter of 2020 was 263,813 ounces.

In the third quarter of 2020 consolidated cash operating costs (refer to "Non-IFRS Measures") were $411 per gold ounce produced ($414 per gold ounce sold), $17 (4%) less per gold ounce produced than budget and $32 (7%) less per gold ounce produced than the third quarter of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, cash operating costs for the third quarter of 2020 were $435 per gold ounce produced ($437 per gold ounce sold), $6 (1%) less per gold ounce produced than budget and $72 (14%) less per gold ounce produced than the third quarter of 2019. The favourable budget variance and prior period variance in the third quarter of 2020 was attributable to the strong operating results from all of the Company's operations with above budget gold production and lower than budgeted total cash operating costs. Lower fuel costs, a weaker Namibia dollar and changes to mine sequencing as a result of responding to COVID-19 challenges were the primary reasons for operating costs per ounce being lower than budget.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the third quarter of 2020 were $766 per gold ounce sold compared to budget of $797 per gold ounce sold and $755 per gold ounce sold for the third quarter of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, all-in sustaining costs for the third quarter of 2020 were $785 per gold ounce sold compared to budget of $804 per gold ounce sold and $807 per gold ounce sold for the third quarter of 2019. The lower than budgeted all-in sustaining costs in the third quarter of 2020 reflect the lower cash operating costs described above, higher than budgeted gold ounces sold, lower general and administrative costs and lower than budgeted sustaining capital expenditures ($13 million) partially offset by higher royalties resulting from a higher average gold price realized than budgeted in the third quarter of 2020. The Company expects total sustaining capital expenditures for full-year 2020 to be approximately $11 million lower than budgeted as noted in the Review of Mining Operations and Development Projects section below.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $77 million in the third quarter of 2020 compared to $66 million in the third quarter of 2019. The 17% increase in depreciation expense was primarily due to a 21% increase in the gold ounces sold partially offset by a 4% decrease in the depreciation charge per ounce of gold sold.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $34 million for the third quarter of 2020 compared to $22 million for the third quarter of 2019. The 52% increase in royalties and production taxes resulted mainly from a 29% increase in the gold price realized in the third quarter of 2020 and a 21% increase in gold ounces sold.
Other
General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the third quarter of 2020 was $9 million which was $2 million lower than the third quarter of 2019. The lower G&A in the third quarter of 2020 resulted from lower consulting, legal and travel expenses incurred due to COVID-19 restrictions.

Share-based payment expense for the third quarter of 2020 was $4 million, which was in-line with the third quarter of 2019.
During the third quarter of 2020, the Company identified a higher sustained long-term gold price as an indicator of impairment reversal for the Masbate Mine resulting in a net impairment reversal of $122 million (pre-tax $174 million impairment reversal less $52 million deferred tax expense) (refer to "Areas of Judgement and Critical Accounting Estimates").

During the third quarter of 2020, the Company wrote off $11 million of non-core exploration stage properties in Mali, Burkina Faso, Botswana and Ghana as the decision was made not to proceed further with these exploration stage mineral property interests.

For the third quarter of 2020, the Company's estimate of its share of Calibre's net income was approximately $11 million, which includes an adjustment to reflect actual results from the second quarter of 2020. Calibre will report its financial results for the third quarter of 2020 on November 4, 2020. The Company will update any differences in the fourth quarter of 2020.
The Company reported $3 million in interest and financing expense during the third quarter of 2020 compared to $7 million in the third quarter of 2019. The lower interest and financing expense resulted mainly from lower interest rates in the third quarter of 2020 compared to the third quarter of 2019.
For the third quarter of 2020, the Company recorded derivative losses of $1 million compared to losses of $4 million in the third quarter of 2019. The losses were driven by fuel forward contracts and interest rate swap derivative instruments and consisted of unrealized gains of $1 million (Q3 2019 - unrealized losses of $5 million) and realized losses of $2 million (Q3 2019 - realized gains of $1 million).

For the third quarter of 2020, the Company recorded a net current income and other tax expense of $85 million compared to $35 million in the third quarter of 2019, consisting of current income tax of $70 million (Q3 2019 - $27 million), the 10% priority dividend to the State of Mali of $15 million (Q3 2019 - $6 million) and withholding tax (on intercompany interest/management fees) of $0 million (Q3 2019 - $1 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the third quarter of 2019, current tax expense in the third quarter of 2020 was higher mainly as a result of higher taxable income and no tax loss deductions in the third quarter of 2020 as compared to the third quarter of 2019. The Otjikoto Mine became taxable in the first quarter for 2020 after using all of its loss carryforwards by the end of 2019. For the third quarter of 2020, the Company recorded a deferred income tax expense of $62 million compared to a deferred income tax expense of $20 million in the third quarter of 2019. The deferred income tax expense for the third quarter of 2020 is mainly attributable to the reversal of the impairment with respect to the Masbate Mine which resulted in a deferred income tax expense of $52 million in 2020 and the recognition of a deferred income tax liability of $24 million related to future withholding tax expected to be incurred on retained earnings the Company is planning to repatriate from its foreign subsidiaries. Higher forecast gold prices have increased the Company's estimate of amounts expected to be repatriated as dividends from the Company's operations in the foreseeable future. The deferred income tax expense for the third quarter of 2019 was mainly attributable to the weakening of local currencies in Mali and Namibia. Changes in local currencies result in changes to the underlying book values of tax balance sheets for Mali and Namibia as tax filings are in local currencies.

For the third quarter of 2019, the Company recorded income from discontinued operations of $16 million. The results from discontinued operations relate to El Limon and La Libertad mines, which were sold to Calibre on October 15, 2019.

Net income for the third quarter of 2020 was $277 million compared to $66 million for the third quarter of 2019. For the third quarter of 2020, the Company generated net income attributable to the shareholders of the Company of $263 million ($0.25 per share) compared to $56 million ($0.05 per share) in the third quarter of 2019. Adjusted net income attributable to shareholders of the Company (refer to “Non-IFRS Measures”) for the third quarter of 2020 was $161 million ($0.15 per share) compared to $85 million ($0.08 per share) in the third quarter of 2019. Adjusted net income in the third quarter of 2020 excluded impairment reversals of $174 million, write-down of mineral property interests of $11 million and a deferred income tax expense of $64 million.

Cash flow provided by operating activities was a quarterly record of $301 million in the third quarter of 2020 compared to $168 million in the third quarter of 2019, an increase of $133 million due mainly to higher revenues of $176 million, partially offset by higher production costs and royalties and productions taxes of $14 million and $12 million, respectively. Based on current assumptions, including a gold price of $1,900 per ounce for the remainder of 2020, the Company now expects to make total cash income tax payments in 2020 of approximately $205 million, an increase of $27 million from the previous second quarter of 2020 estimate, based on changes in realized gold price assumptions and expected payment timing. The revised estimate includes assumed voluntary current income tax prepayments of up to $50 million for 2020 current income taxes not due until the second quarter of 2021. For the first nine months of 2020, the Company made current income tax payments totalling $97 million.

B2Gold continues to maintain a strong financial position and liquidity. On April 8, 2020, as a precautionary measure and given the current uncertainty resulting from the COVID-19 pandemic, the Company completed the drawdown of a further $250 million on its $600 million RCF. During the third quarter of 2020, the Company fully repaid the outstanding RCF balance of $425 million and as at September 30, 2020, the full amount of the $600 million RCF was undrawn and available. At September 30, 2020, the

Company had cash and cash equivalents of $365 million (December 31, 2019 - $141 million) and working capital of $356 million (December 31, 2019 - $242 million).

Year-to-date results
Revenue
Consolidated gold revenue for the first nine months of 2020 was a year-to-date record of $1.3 billion on sales of 749,800 ounces at an average price of $1,746 per ounce, compared to $842 million on sales of 616,000 ounces at an average price of $1,367 per ounce in the first nine months of 2019 (excluding discontinued operations). Compared to the first nine months of 2019, consolidated gold revenue increased significantly by 56% ($467 million), of which 34% related to the increase in the average realized gold price and 22% to the increase in gold ounces sold.

Consolidated gold revenue for the first nine months of 2020 did not include any revenue relating to the delivery of gold into the Company's Prepaid Gold Sales contracts associated with the Company's Prepaid Gold Sales transactions as final delivery into these contracts were in the second quarter of 2019. Consolidated gold revenue for the first nine of 2019 included $30 million relating to the delivery of gold into the Company's Prepaid Gold Sales contracts.
In the first nine months of 2020, the Fekola Mine accounted for $835 million (first nine months of 2019 - $453 million) of gold revenue from the sale of 477,300 ounces (first nine months of 2019 - 330,600 ounces), the Masbate Mine accounted for $239 million (first nine months of 2019 - $223 million) of gold revenue from the sale of 137,300 ounces (first nine months of 2019 -163,700 ounces) and the Otjikoto Mine accounted for $236 million (first nine months of 2019 - $168 million) of gold revenue from the sale of 135,200 ounces (first nine months of 2019 - 121,700 ounces). Excluded from gold revenue in the first nine months of 2019 was El Limon's gold revenue of $60 million from the sale of 43,075 ounces and La Libertad's gold revenue of $92 million from the sale of 65,953 ounces.

Production and operating costs

Consolidated gold production for the first nine months of 2020 was a year-to-date record of 738,939 ounces, 4% (26,412 ounces) above budget and 19% (116,229 ounces) higher than the first nine months of 2019 (excluding discontinued operations). Including attributable ounces from Calibre (31,329 ounces), the Company’s total gold production in the first nine months of 2020 was 770,268 ounces.

For the first nine months of 2020, consolidated cash operating costs (refer to "Non-IFRS Measures") were $388 per gold ounce produced ($391 per gold ounce sold), $33 per gold ounce produced or 8% less than budget and $63 per gold ounce produced or 14% lower than the first nine months of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, cash operating costs for the first nine months of 2020 were $405 per gold ounce produced ($409 per gold ounce sold), $32 per gold ounce produced or 7% less than budget and $122 per gold ounce produced or 23% lower than the first nine months of 2019. The variance from budget and the first nine months of 2019 was driven by the same factors as those for the third quarter of 2020 described above. Lower fuel costs, a weaker Namibia dollar and changes to mine sequencing as a result of responding to COVID-19 challenges were the primary reasons for cash operating costs per ounce being lower than budget.

All-in sustaining costs (refer to "Non-IFRS Measures") for the first nine months of 2020 were $726 per gold ounce sold compared to budget of $803 per gold ounce sold and $768 per gold ounce sold for the first nine months of 2019. Including estimated attributable results for Calibre, all-in sustaining costs for the first nine months of 2020 were $740 per gold ounce sold compared to budget of $815 per gold ounce sold and $855 per gold ounce sold for the first nine months of 2019. The lower than budgeted all-in sustaining costs in the first nine months of 2020 reflect the lower cash operating costs described above, higher than budgeted ounces gold sold, lower general and administrative costs and lower than budgeted sustaining capital expenditures ($43 million), partially offset by higher royalties resulting from a higher average gold price realized than budgeted in the first nine months of 2020. The Company expects total sustaining capital expenditures for full-year 2020 to be approximately $11 million lower than budgeted as noted in the Review of Mining Operations and Development Projects section below.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $223 million for the first nine months of 2020 compared to $184 million in the first nine months of 2019. The 22% increase in depreciation expense was primarily due to a 22% increase in the gold ounces sold.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $91 million for the first nine months of 2020 compared to $58 million in the first nine months of 2019. The 57% increase in royalties and production taxes resulted mainly from a 28% increase in the gold price realized in 2020, a 22% increase in gold ounces sold and a change in sales mix which reflects more sales from the Fekola Mine at a higher royalty rate and lower sales from the Masbate Mine with a lower royalty rate.

Other
G&A for the first nine months of 2020 was $27 million, which is $10 million lower than the first nine months of 2019. The lower G&A was due to lower short-term incentive compensation in 2020 compared to 2019 as well as lower consulting, legal and travel expenses incurred in the first nine months of 2020 due to the impact of COVID-19.

Share-based payment expense for the first nine months of 2020 was $15 million, which was $2 million higher than the first nine months of 2019 due to the granting of performance share units in 2020.
During the first nine months of 2020, the Company identified a higher sustained long-term gold price as an indicator of impairment reversal for the Masbate Mine resulting in a net impairment reversal of $122 million (pre-tax $174 million impairment reversal less $52 million deferred tax expense) (refer to "Areas of Judgement and Critical Accounting Estimates").
During the first nine months of 2020, the Company wrote off $11 million of non-core exploration stage properties in Mali, Burkina Faso, Botswana and Ghana following decisions not to proceed further with these exploration stage mineral property interests.
Community relations expense for the first nine months of 2020 was $5 million, which was $3 million higher than the first nine months of 2019, resulting from two significant donations in the first nine months of 2020: 1,000 ounces of gold, with a value of approximately $2 million, to support black rhino conservation and the communities that protect them in Namibia, and a $1 million contribution to the African School of Mines in Mali.

For the first nine months of 2020, the Company's estimate of its share of Calibre's net income was approximately $14 million. Calibre will report its third quarter of 2020 financial results on November 4, 2020. The Company will update any differences in the fourth quarter of 2020.
Other operating expenses for the first nine months of 2020 were $5 million, which mainly consisted of COVID-19 relief donations of $3 million.
The Company reported $13 million in interest and financing expense during the first nine months of 2020 as compared with $22 million in the first nine months of 2019. The lower interest and financing expense resulted from lower interest rates in the first nine months of 2020 compared to the first nine months of 2019.

For the first nine months of 2020, the Company recorded derivative losses of $12 million compared to losses of $1 million in the first nine months of 2019. The losses were driven by fuel forward contracts and interest rate swap derivative instruments and consisted of unrealized losses of $3 million (first nine months of 2019 - unrealized losses of $4 million) and realized losses of $9 million (first nine months of 2019 - realized gains of $3 million).

For the first nine months of 2020, the Company recorded a net current income and other tax expense of $230 million compared to $84 million in the first nine months of 2019, consisting of current income tax of $189 million (first nine months of 2019 - $65 million), the 10% priority dividend to the State of Mali of $38 million (first nine months of 2019 - $14 million) and withholding tax (on intercompany interest/management fees) of $3 million (first nine months of 2019 - $5 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first nine months of 2019, current tax expense for the first nine months of 2020 was higher mainly as a result of higher income and lower tax loss deductions in the first nine months of 2020 versus the first nine months of 2019. The Otjikoto Mine became taxable in the first nine months of 2020 after using all of its loss carryforwards by the end of 2019. For the first nine months of 2020, the Company recorded a deferred income tax expense of $66 million compared to a deferred income tax expense of $31 million in the first nine months of 2019. The deferred income tax expense for the first nine months of 2020 is mainly attributable to the reversal of the impairment with respect to the Masbate Mine which resulted in a deferred income tax expense of $52 million in 2020 and the recognition of a deferred income tax liability of $24 million related to future withholding tax expected to be incurred on retained earnings the Company is planning to repatriate from its foreign subsidiaries. Higher forecast gold prices have increased the Company's estimate of amounts expected to be repatriated as dividends from the Company's operations in the foreseeable future. The deferred income tax expense for the first nine months of 2019 was mainly attributable to the weakening of local currencies in Mali and Namibia. Changes in local currencies result in changes to the underlying book values of tax balance sheets for Mali and Namibia as tax filings are in local currencies.

For the first nine months of 2019, the Company recorded income from discontinued operations of $3 million. The results from discontinued operations relate to El Limon and La Libertad mines, which were sold to Calibre on October 15, 2019.

For the first nine months of 2020, the Company generated net income of $498 million compared to a net income of $133 million in the first nine months of 2019. For the first nine months of 2020, the Company generated net income attributable to the shareholders of the Company of $460 million ($0.44 per share) compared to $116 million ($0.11 per share) in the first nine months of 2019. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first nine months of 2020 was $368 million ($0.35 per share) compared to adjusted net income of $154 million ($0.15 per share) in the first nine months of 2019. Adjusted net income in the first nine months of 2020 excluded impairment reversals of $174 million, write-down of mineral property interests of $11 million, COVID-19 relief donations of $3 million, unrealized losses on derivative instruments of $3 million and a deferred income tax expense of $66 million.

Cash flow provided by operating activities was $755 million in the first nine months of 2020 compared to $347 million in the first nine months of 2019, an increase of $408 million due mainly to higher revenues of $467 million, partially offset by higher production costs and royalties and productions taxes of $15 million and $33 million, respectively. Based on current assumptions, including a gold price of $1,900 per ounce for the remainder of 2020, the Company now expects to make total cash income tax payments in 2020 of approximately $205 million, an increase of $27 million from the previous second quarter of 2020 estimate, based on changes in realized gold price assumptions and expected payment timing. The revised estimate includes assumed voluntary current income tax prepayments of up to $50 million for 2020 current income taxes not due until the second quarter of 2021. For the first nine months of 2020, the Company made current income tax payments totalling $97 million.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019

Gold revenue ($ in thousands)	309,147	161,523	834,553	453,297
Gold sold (ounces)	159,800	108,600	477,300	330,600
Average realized gold price ($/ ounce)	1,935	1,487	1,748	1,371
Tonnes of ore milled	1,559,857	1,722,310	4,866,546	5,270,122
Grade (grams/ tonne)	3.22	2.16	3.14	2.11
Recovery (%)	94.6	94.1	94.3	94.3
Gold production (ounces)	152,535	112,321	463,970	336,567
Cash operating costs(1) ($/ gold ounce sold)	341	361	299	378
Cash operating costs(1) ($/ gold ounce produced)	333	383	294	378
Total cash costs(1) ($/ gold ounce sold)	497	483	440	489
All-in sustaining costs(1) ($/ gold ounce sold)	584	642	556	626
Capital expenditures ($ in thousands)	29,186	30,604	155,659	64,717
Exploration ($ in thousands)	4,113	2,580	9,154	10,890
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) continued its very strong operational performance in the third quarter of 2020 with gold production of 152,535 ounces, above budget by 2% (2,535 ounces), as processed grade and recovery both exceeded budget which more than offset lower-than-budgeted throughput in the quarter due to additional downtime for planned mill expansion tie-ins and a full SAG mill reline. Compared to the third quarter of 2019, gold production was significantly higher by 36% (40,214 ounces). Fekola’s significant increase in gold production over the third quarter of 2019 was mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. For the third quarter of 2020, mill feed grade was 3.22 grams per tonne (“g/t”) compared to budget of 2.93 g/t and 2.16 g/t in the third quarter of 2019; mill throughput was 1.56 million tonnes compared to budget of 1.70 million tonnes and 1.70 million tonnes in the third quarter of 2019; and gold recovery averaged 94.6% compared to budget of 94.0% and 94.1% in the third quarter of 2019. For the first nine months of 2020, the Fekola Mine produced 463,970 ounces of gold, well above budget by 5% (22,970 ounces) and significantly higher than the first nine months of 2019 by 38% (127,403 ounces). For the first nine months of 2020, mill throughput was 4.9 million tonnes, in-line with budget and 8% lower than the first nine months of 2019 as a result of downtime for the Fekola mill expansion tie-ins as discussed above. The average grade processed for the first nine months of 2020 was 3.14 g/t (compared to budget of 2.97 g/t) together with average gold recoveries of 94.3% (compared to budget of 94.0%). Through effective mine planning and a successful stockpiling strategy, Fekola was able to exceed its gold production budget during the construction of its mill expansion in 2020.

The Fekola Mine continues to operate unimpeded and no operational days were lost due to the recent political developments in Mali. With the establishment of a new interim government in September 2020, expected to lead Mali through to new presidential and legislative elections within 18 months, the Economic Community of West African States (“ECOWAS”) has now lifted its sanctions on Mali, including air, border and financial restrictions. B2Gold will continue to work with regional and national governments to ensure that its mining operations continue normally, providing important economic benefits to all stakeholders, including our employees, governments and the communities around the mine.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $333 per gold ounce produced ($341 per gold ounce sold) for the third quarter of 2020, in-line with budget of $328 per gold ounce produced and $50 per gold ounce produced (13%) lower than the third quarter of 2019. The in-line cash operating costs per ounce produced for the third quarter of 2020 compared to budget resulted from the higher gold production described above coupled with production costs which were generally in-line with budget. In the third quarter of 2020, total mining costs were marginally higher than budget due to mining sequence changes and higher labour costs related to COVID-19 payments and higher than budgeted HFO costs, partially offset by lower processing costs resulting from lower than budget tonnage processed. Compared to the third quarter of 2019, cash operating costs for the third quarter of 2020 were lower as a result of higher production in the third quarter of 2020 compared to the third quarter of 2019 due to the increased gold production resulting from higher processed grades as described above. For the first nine months of 2020, Fekola’s cash operating costs were $294 per ounce produced ($299 per gold ounce sold) in-line with budget of $305 per ounce produced and $84 per ounce (22%) lower than the first nine months of 2019 for the same reasons as described for the third quarter above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2020 were $584 per gold ounce sold compared to a budget of $604 per gold ounce sold and $642 per gold ounce sold in the third quarter of 2019. The lower than budgeted all-in sustaining costs in the third quarter of 2020 reflect higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures partially offset by higher royalties resulting from a higher average gold price realized than budgeted in the third quarter of 2020. For the first nine months of 2020, all-in sustaining costs for the Fekola Mine were $556 per gold ounce sold compared to a budget of $590 per gold ounce sold and $626 per gold ounce sold in the first nine months of 2019. All-in sustaining costs for the first nine months of 2020 were lower than budget as a result of higher than budgeted gold ounces sold and lower sustaining capital expenditures, partially offset by higher royalties resulting from a higher average gold price realized than budgeted in the first nine months of 2020. The lower sustaining capital expenditures are mainly a result of lower prestripping costs for Fekola Pit phases 5 and 6 resulting from mining sequence changes and approximately $4 million of overall sustaining costs savings versus budget on the tailings storage facility project completed during the year. The Company expects total sustaining capital expenditures for the Fekola Mine for full-year 2020 to be approximately $8 million lower than budget.

Capital expenditures in the third quarter of 2020 totalled $29 million primarily consisting of $10 million for mining fleet expansion, $11 million for process plant expansion, $3 million for prestripping and $1 million for the solar plant. Capital expenditures in the first nine months of 2020 totalled $156 million primarily consisting of $58 million for mining fleet expansion, $39 million for process plant expansion, $21 million for prestripping, $19 million for the solar plant and $4 million for tailings storage facilities.

For full-year 2020, the low-cost Fekola Mine is expected to produce at the upper end of the guidance range of 590,000 and 620,000 ounces of gold at cash operating costs of between $285 and $325 per ounce and all-in sustaining costs are expected to be at the upper end of the guidance range of $555 and $595 per ounce as a result of increased royalties due to higher gold prices realized in 2020.

Fekola Mine Expansion

On September 10, 2020, the Company announced the successful commissioning of the Fekola mill expansion to 7.5 million tonnes per annum ("Mtpa") (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa), ahead of the scheduled completion date of September 30, 2020. The Fekola mill has the potential to run above the annualized throughput rate of 7.5 Mtpa and analysis is currently underway to determine the optimum throughput rate (using ore blends comparable to those planned for 2021 and future production). Commissioning included completion of all major construction activities associated with the Fekola mill expansion, as well as successful execution of a process performance test to compare with design expectations. Four days after start-up, a 5-day mill performance test was conducted from August 26 to August 30, 2020. The results of the performance test exceeded design in throughput, gold recovery, grind and availability over the 5-day day period. In addition, substantially all of the Fekola mine fleet expansion equipment planned for 2020 (including excavators, trucks, and drill rigs) have now arrived on site and are operational, with the overall mine expansion now materially complete. The final non-sustaining costs incurred for the plant expansion were approximately $13 million higher than budget, of which the majority of overruns related to COVID-19 costs and increased labour and camp costs.

In the second quarter of 2020, the Company amended its mining convention with the government of Mali to include both the Fekola expansion and the solar plant. There have been no changes to the tax regime applicable to the Fekola Mine as a result of the amendment. Formal enactment of the amended mining convention remains subject to final government ratification.

Fekola Solar Plant

Remobilization of the solar plant construction group began in mid-September 2020 (following a temporary suspension of construction activities in April 2020 due to COVID-19) and will continue to ramp up as camp space becomes available. The target date for completion of the solar plant construction is the end of the first quarter of 2021 but has the potential to be delayed by several months as COVID-19 restrictions are limiting the available workforce and site support. The existing HFO and diesel power plant have an installed capacity of 64 megawatts while Fekola’s expanded mill facilities require only approximately 40 megawatts for continuous operations. The solar plant is therefore not a necessary component of the mill expansion but is expected to reduce Fekola’s operating costs and emissions by decreasing power plant fuel consumption and maintenance costs.

B2Gold’s Strong Investment and Partnership in Mali

B2Gold is one of the largest Canadian and foreign investors in Mali, with total investment to date of approximately $1 billion and the Company continues to have a strong and mutually beneficial relationship with the Government of Mali. As B2Gold’s 20% partner at the Fekola Mine, the State of Mali is a direct economic beneficiary of the Fekola Mine’s operating results, and in addition the mine employs more than 2,200 Malians. Since the commencement of commercial production in late 2017, the Fekola Mine has provided important economic benefits and revenues to both local Malians and the Government of Mali. For fiscal 2017 to 2019, total employee wages and benefits paid by the Company were approximately $140 million, and total payments to the Government of Mali by the Company were approximately $276 million. Payments to the Government of Mali included corporate income tax, withholding taxes, royalties and production-based taxes, and priority dividends, which are payable each year on the first 10% tranche of the State of Mali’s overall 20% ownership interest in the Fekola Mine.

In addition to the priority dividends payable annually to the State of Mali, the second 10% tranche of the State’s interest in the Fekola Mine will also attract ordinary dividends. Based on current assumptions and following the final repayment of B2Gold’s initial intercompany loans for construction of the Fekola Mine, the Company expects that distribution of ordinary dividends to the State will commence in late 2020.

The Fekola Convention, as amended, was established under the 2012 Mining Code and governs the legal, administrative, tax, economic, mining, social and environmental conditions under which B2Gold operates the Fekola Mine and is enforceable between the parties for the term of the Fekola Mine mining permit, an initial 30 year period, renewable for successive periods of 10 years. A new mining code was adopted in Mali in September 2019 (the “2019 Mining Code”), which outlines certain tax and customs stabilization of existing mining conventions and the enforceability of the existing conventions, including the Fekola Convention. The 2019 Mining Code expressly states that mining titles that are valid at the time of the entry into force of the 2019 Mining Code remain valid for their term and for the substance for which they have been issued. In addition, the mining conventions in force at the date of the 2019 Mining Code, including the Fekola Convention, remain valid for their term and benefit from the stabilization of their tax and customs regime as provided under such mining convention.

Masbate Mine – Philippines

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019

Gold revenue ($ in thousands)	89,154	76,068	239,148	223,264
Gold sold (ounces)	46,900	51,200	137,300	163,700
Average realized gold price ($/ ounce)	1,901	1,486	1,742	1,364
Tonnes of ore milled	1,970,965	2,037,969	5,831,086	5,964,897
Grade (grams/ tonne)	1.05	1.09	0.96	1.21
Recovery (%)	81.1	72.4	81.7	72.1
Gold production (ounces)	53,607	51,546	147,133	166,599
Cash operating costs(1) ($/ gold ounce sold)	655	588	684	567
Cash operating costs(1) ($/ gold ounce produced)	615	622	646	564
Total cash costs(1) ($/ gold ounce sold)	765	704	787	652
All-in sustaining costs(1) ($/ gold ounce sold)	1,072	833	1,012	773
Capital expenditures ($ in thousands)	10,132	4,725	19,422	20,689
Exploration ($ in thousands)	2,217	1,030	5,845	3,095
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued to perform well through the third quarter of 2020, producing 53,607 ounces of gold, substantially in-line with budget (of 54,198 ounces), and 4% higher (2,061 ounces) compared to the third quarter of 2019. Following a magnitude 6.6 earthquake approximately 90 kilometres from the mine site on August 18, 2020, Masbate’s mining and processing operations were temporarily suspended for five and six days, respectively, for inspections mandated by the Philippines Mines and Geo-sciences Bureau. Planned maintenance was performed ahead of schedule during the shutdown period, and normal operations continued after the inspections confirmed that there was no damage to the mine from the earthquake. The Company worked with local communities to provide medical, food, and other support to the impacted areas. In addition, operations continue to run normally at the Masbate Mine, following Typhoon Goni which first made landfall in the Philippines on November 1, 2020. For the third quarter of 2020, mill feed grade was 1.05 g/t compared to budget of 1.05 g/t and 1.09 g/t in the third quarter of 2019; mill throughput was 1.97 million tonnes compared to budget of 2.1 million tonnes and 2.0 million tonnes in the third quarter of 2019; and gold recovery averaged 81.1% compared to budget of 76.4% and 72.4% in the third quarter of 2019. Average gold recoveries were above budget due to mining more oxide ore than budgeted. For the first nine months of 2020, the Masbate Mine produced 147,133 ounces of gold, in-line with budget (of 147,381 ounces) and 12% (19,466 ounces) lower compared to the first nine months of 2019 (as planned, mainly due to lower head grade). For the first nine months of 2020, mill feed grade was 0.96 g/t compared to budget of 0.97 g/t and 1.21 g/t in the first nine months of 2019; mill throughput was 5.8 million tonnes compared to budget of 6.2 million tonnes and 6.0 million tonnes in the first nine months of 2019; and gold recovery averaged 81.7% compared to budget of 76.9% and 72.1% in the first nine months of 2019. The on-budget production was achieved despite the 6-day mandated mill shutdown previously noted and COVID-19 related constraints (including a five-day mining shutdown in the first quarter of 2020 and working with a reduced workforce during the second quarter of 2020).

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $615 per gold ounce produced ($655 per gold ounce sold) for the third quarter of 2020, below budget by $33 per ounce produced (5%) and in line with the third quarter of 2019. Cash operating costs per gold ounce produced for the third quarter of 2020 were below budget resulting from lower than budgeted mining and processing costs. Mining and processing costs in the third quarter of 2020 were lower than budget due to lower than budgeted diesel and HFO prices. In addition, mining costs were lower than budgeted as mined tonnage was lower than budgeted, waste stripping activity was less than budgeted and haulage distances were shorter. For the first nine months of 2020, Masbate’s cash operating costs per ounce produced were also below budget, $646 per ounce produced ($684 per gold ounce sold) compared to a budget of $706 per ounce produced and higher than first nine months of 2019 of $564 per ounce produced. The lower cash operating costs per gold ounce produced in the first nine months of 2020 compared to budget arose for the same reasons as the third quarter variance discussed above. Cash operating costs per gold ounce produced in the first nine months of 2020 compared to the first nine months of 2019 were higher due to lower production in the first nine months of 2020 compared to 2019 as discussed above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2020 were $1,072 per gold ounce sold compared to a budget of $910 per gold ounce sold and $833 per gold ounce sold in the third quarter of 2019. All-in sustaining costs for the third quarter of 2020 were higher than budget due to lower than budgeted gold ounces sold and higher than budgeted sustaining capital expenditures resulting from a backlog of COVID-19 delayed equipment purchases and projects that were scheduled for earlier in the year. The remaining backlog of capital purchases is expected to be incurred in the fourth quarter of 2020. For the first nine months of 2020, all-in sustaining costs were $1,012 per ounce compared to a budget of $1,046 per gold ounce sold and $773 per gold ounce sold in the first nine months of 2019. Overall for full-year 2020, the Company expects that its total sustaining capital expenditures for the Masbate Mine will be approximately $7 million higher than budget as a result of accelerating 2021 capital expenditures.

Capital expenditures for the third quarter of 2020 totalled $10 million, including $5 million for mobile equipment purchases and rebuilds, $2 million for prestripping and $1 million for tailings storage facility projects. Capital expenditures in the first nine months of 2020 totalled $19 million, including mobile equipment acquisition costs and rebuilds of $8 million, processing equipment replacement costs of $3 million, prestripping costs of $3 million and $2 million for tailings storage facility projects.

For full-year 2020, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold, from the Main Vein and Montana Pits, at cash operating costs at or below the low end of the guidance range of $665 and $705 per ounce and all-in sustaining costs between $965 and $1,005 per ounce.

Otjikoto Mine - Namibia

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019

Gold revenue ($ in thousands)	88,865	73,192	235,702	168,258
Gold sold (ounces)	46,500	49,100	135,200	121,700
Average realized gold price ($/ ounce)	1,911	1,491	1,743	1,383
Tonnes of ore milled	882,668	843,386	2,607,066	2,511,845
Grade (grams/ tonne)	1.53	1.84	1.55	1.50
Recovery (%)	98.2	98.8	98.4	98.6
Gold production (ounces)	42,591	49,411	127,836	119,544
Cash operating costs(1) ($/ gold ounce sold)	423	431	419	501
Cash operating costs(1) ($/ gold ounce produced)	435	394	432	501
Total cash costs(1) ($/ gold ounce sold)	499	490	489	557
All-in sustaining costs(1) ($/ gold ounce sold)	917	743	841	895
Capital expenditures ($ in thousands)	19,044	9,949	41,696	34,452
Exploration ($ in thousands)	698	803	1,721	1,667
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, had a solid third quarter of 2020, producing 42,591 ounces of gold, 2% (985 ounces) above budget, as processed tonnes and recoveries were both slightly better than budget.

Compared to the third quarter of 2019, gold production, as planned, was lower by 14% (6,820 ounces), due to fewer high-grade ore tonnes being mined from the Wolfshag Phase 2 Pit (than compared to the third quarter of 2019). Ore production from the Wolfshag Phase 2 Pit had resumed in the second half of 2019 following prestripping. For the third quarter of 2020, mill feed grade was 1.53 g/t compared to budget of 1.54 g/t and 1.84 g/t in the third quarter of 2019; mill throughput was 0.88 million tonnes compared to budget of 0.86 million tonnes and 0.84 million tonnes in the third quarter of 2019; and gold recovery averaged 98.2% compared to budget of 98.0% and 98.8% in the third quarter of 2019. For the first nine months of 2020, the Otjikoto Mine produced 127,836 ounces of gold, above budget by 3% (3,690 ounces) and 7% (8,292 ounces) higher than the first nine months of 2019. During the first nine months of 2020, the Otjikoto Mine processed 2.6 million tonnes (compared to budget of 2.6 million tonnes and 2.5 million tonnes in the first nine months of 2019) at an average grade of 1.55 g/t (compared to budget of 1.54 g/t and 1.50 g/t in the first nine months of 2019) with average gold recoveries of 98.4% (compared to budget of 98.0% and 98.6% in the first nine months of 2019).

In December 2019, the Board approved the development of the Wolfshag underground mine (the initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag orebody included 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold). Development of the Wolfshag underground mine continues to progress on schedule. Engineering of the underground mine continued and an underground mining contractor was appointed for the development of the underground workings up to the production stopes. In the third quarter of 2020, the mining contractor was mobilized, and development of the portal and primary underground ramp has now commenced. Stope ore production is expected to commence in early 2022, in-line with original estimates. However, due to COVID-19 related delays, approximately $7 million of the Wolfshag underground mine capital costs are now expected to be incurred in 2021 rather than in 2020.

For the third quarter of 2020, the Otjikoto Mine's cash operating costs (refer to “Non-IFRS Measures”) were $435 per gold ounce produced ($423 per ounce gold sold), $66 per ounce lower than budget (13%) and $41 per ounce (10%) higher compared with the third quarter of 2019. Compared to budget, cash operating costs per ounce gold produced for the third quarter of 2020 were lower resulting from higher than budgeted ounces produced, lower fuel costs and a weaker than budgeted Namibian dollar. Third quarter of 2019 cash operating costs per gold ounce produced were lower than third quarter of 2020 cash operating costs per gold ounce produced as third quarter 2019 production was higher due to grade as discussed above. For the first nine months of 2020, the Otjikoto Mine's cash operating costs were $432 per gold ounce produced ($419 per ounce gold sold), $65 per ounce lower than budget (13%) and $69 per ounce (14%) lower compared with the first nine months of 2019. The Otjikoto Mine's cash operating costs per gold ounce produced in the first nine months of 2020 continued to be below budget and the first nine months of 2019 for the same reasons as the positive third quarter variance discussed above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2020 were $917 per gold ounce sold compared to a budget of $1,091 per gold ounce sold and $743 per gold ounce sold in the third quarter of 2019. For the first nine months of 2020, the Otjikoto Mine's all-in sustaining costs were $841 per gold ounce sold compared to a budget of $1,020 per gold ounce sold and $895 per gold ounce sold in the first nine months of 2019. All-in sustaining costs for the third quarter of 2020 and the first nine months of 2020 were lower than budget as a result of the lower than budgeted cash operating costs as discussed above, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures, including lower than budgeted prestripping. Sustaining capital expenditures for the third quarter and first nine months of 2020 were below budget by $3 million and $13 million, respectively. For full-year 2020, the Company expects permanent sustaining capital expenditure savings of $10 million mainly relating to prestripping. All other budgeted capital expenditures are expected to be incurred by the end of the year.

Capital expenditures in the third quarter of 2020 totalled $19 million, primarily consisting of $13 million for prestripping in the Otjikoto Phases 3 and 4 and Wolfshag Phase 3 pits, $3 million for mobile equipment rebuilds and replacements and $2 million for Wolfshag underground development. For the first nine months of 2020 capital expenditures totalled $42 million, primarily consisting of $31 million for prestripping in the Otjikoto Phases 3 and 4 and Wolfshag Phase 3 pits, $6 million for mobile equipment rebuilds and replacements and $3 million for Wolfshag underground development. For full-year 2020, the Company expects that its non-sustaining capital costs of $7 million of costs for the development of Wolfshag Underground Mine and $4 million for the connection to the national power grid to be delayed to 2021 in addition to the $10 million sustaining capital expenditure savings discussed above.

For full-year 2020, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold, from the Otjikoto and Wolfshag Pits, at cash operating costs at or below the low end of the guidance range of $480 and $520 per ounce and all-in sustaining costs at or below the low end of the guidance range of $1,010 and $1,050 per ounce.

Investment in Calibre

On October 15, 2019, B2Gold completed the sale of the Nicaraguan Assets to Calibre. Prior to closing, B2Gold accounted for the Nicaraguan Assets as discontinued operations for financial reporting purposes in accordance with IFRS 5, Non-current assets held for sale and discontinued operations. The results of the Nicaraguan Assets have been presented as discontinued operations for the three and nine months ended September 30, 2019 in the Condensed Interim Consolidated Statement of Operations and the Condensed Interim Consolidated Statements of Cash Flows. Following completion of the Calibre Transaction and conversion of the convertible debenture, B2Gold currently holds approximately 34% of the total issued and outstanding Calibre common shares. The market value of the Company's 34% common shareholding of Calibre at September 30, 2020 was $152 million. Commencing October 15, 2019, the Company no longer consolidates the results of its Nicaraguan operations in its consolidated financial statements, but rather equity accounts for its 34% ownership interest in Calibre. For the third quarter of 2020, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $11 million.

For the first nine months of 2020, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $14 million. Calibre will report its third quarter of 2020 financial results on November 4, 2020. The Company will update any differences in the fourth quarter of 2020.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated October 7, 2020, consolidated production of Calibre for the third quarter of 2020 was 45,341 ounces of which the Company's attributable share was 15,080 ounces. El Limon achieved gold production of 22,079 ounces for the third quarter of 2020, driven by an average mill grade of 5.73 g/t and recovery of 90.1% from 126,683 tonnes of ore milled. La Libertad achieved gold production of 23,262 ounces for the third quarter of 2020, from an average mill grade of 2.11 g/t and recovery of 93.0% from 380,065 tonnes of ore milled. Consolidated production of Calibre for the first nine months of 2020 was 93,435 ounces of which the Company's attributable share was 31,329 ounces.

The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the first nine months of 2020 will be in-line with the revised guidance of approximately $820 per ounce and $1,090 per ounce respectively. Consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the third quarter of 2020 reflect the adjustment for actual second quarter of 2020 results.

On June 24, 2020, after a 10-week suspension of operations due to COVID-19, Calibre announced revised 2020 gold production guidance of between 110,000 and 125,000 ounces at total cash costs of between $880 and $920 per ounce and all-in sustaining costs of between $1,070 and $1,100 an ounce, respectively.

2019 Discontinued Operations - El Limon and La Libertad Mines – Nicaragua
El Limon Mine produced 20,503 ounces of gold in the third quarter of 2019 at cash operating costs (refer to “Non-IFRS Measures”) of $636 per gold ounce produced ($664 per gold ounce sold). Production for the first nine months of 2019 for El Limon was 44,192 ounces of gold at cash operating costs of $786 per gold ounce produced ($821 per gold ounce sold). All-in sustaining costs (refer to "Non-IFRS Measures") for the third quarter of 2019 were $945 per gold ounce sold and $1,251 per gold ounce sold for the first nine months of 2019. Capital expenditures in the third quarter of 2019 totalled $12 million which consisted mainly of Limon Central prestripping of $8 million and $3 million for underground development at the Santa Pancha and Veta Nueva underground mines. Capital expenditures for the nine months ended September 30, 2019, capital expenditures were $30 million, primarily consisting of $17 million for Limon Central prestripping and $10 million for Santa Pancha and Veta Nueva underground development.
La Libertad Mine produced 24,419 ounces of gold in the third quarter of 2019 at cash operating costs of $957 per gold ounce produced ($973 per gold ounce sold). Production for the first nine months of 2019 for La Libertad was 68,177 ounces of gold at cash operating costs of $1,056 per gold ounce produced ($1,077 per gold ounce sold). All-in sustaining costs for the third quarter of 2019 were $1,116 per gold ounce sold and $1,415 per ounce of gold sold for the first nine months of 2019. Total capital expenditures in the third quarter of 2019 were $2 million, primarily consisting of $1 million for tailings storage facility construction and $1 million for underground development costs. For the nine months ended September 30, 2019, capital expenditures totalled $17 million, primarily consisting of $12 million for tailings storage facility construction, $3 million for land purchase and resettlement related to the Jabali Antenna open-pit and $2 million for underground development costs.
Gramalote Project - Joint Venture with AngloGold Ashanti Limited - Colombia

Following amendments to the Gramalote Project shareholders agreement in December 2019, B2Gold was appointed as manager of the project as of January 1, 2020. In the first half of 2020, the Company sole-funded $12.5 million of expenditures on the Gramalote Project, which resulted in the Company's interest being increased to 50% (AngloGold Ashanti Limited ("AngloGold") - 50%). An additional sole-funded amount of $1.4 million was completed in July 2020 resulting in the Company having met its total sole-funding obligation of $13.9 million under the amended shareholder agreement. Each of B2Gold and AngloGold will now fund its share of expenditures pro rata. For the first nine months of 2020, the Company's share of Gramalote capital expenditures totalled $16 million compared to a budget of $22 million. The Company expects full-year capital expenditures to be broadly in line with budget.

On January 21, 2020, the Company announced positive results from the Gramalote PEA. The Gramalote PEA was prepared by B2Gold and evaluates recovery of gold from an open-pit mining operation that will move up to 143,000 tonnes per day (“tpd”) (50.0 Mtpa), with a 30,137 tpd (11.0 Mtpa) processing plant that includes crushing, grinding, flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails, followed by a carbon-in-pulp recovery process to produce doré bullion. The Gramalote PEA is based solely on production from Gramalote Ridge and does not include potential production from the nearby Trinidad deposit, which has a current Inferred Mineral Resource estimate, and the Monjas West zone. The Mineral Resource estimate for Gramalote Ridge that forms the basis for the Gramalote PEA includes Indicated Mineral Resources of 70,110,000 tonnes grading 0.92 g/t gold for a total of 2,070,000 ounces of gold and Inferred Mineral Resources of 79,030,000 tonnes grading 0.79 g/t gold for a total of 2,010,000 ounces of gold.

The Gramalote PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral

Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Based on the positive results from the Gramalote PEA, the Company believes that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine, subject to completion of ongoing infill drilling, which commenced in November 2019, and the results of a final feasibility study expected in the first quarter of 2021. The Environmental Impact Study and Project Implementation Plans for the Gramalote Project have been fully approved by the National Authority of Environmental Licenses of Colombia. Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environment Impact Study and a Modified Project Implementation plan were submitted and are currently in the final approval process. If the final economics of the feasibility study are positive and the joint venture makes the decision to develop Gramalote as an open-pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the joint venture. The Gramalote Project has several key infrastructure advantages, including: reliable water supply - high rainfall region and located next to the Nus River; adjacent to a national highway, which connects directly to Medellin and to a major river with port facilities, capable of bringing supplies by barge to within 70 km of the site; proximity to the national electricity grid with ample low-cost power and a stable record of hydroelectric power; and a skilled labour workforce within Colombia. In addition, B2Gold expects the Gramalote Project to benefit from several key operational advantages, including: excellent metallurgical characteristics of the ore, which results in high recovery rates at low processing costs; relatively low strip ratio in the mine; low power costs and ability to mine and process higher grade ore in the initial years of the mine life resulting in improved project economics.

On March 30, 2020, B2Gold announced a temporary shutdown at the Gramalote Project due to COVID-19. Project operations restarted on May 4, 2020 for Environmental Impact Assessment related field activities, with infill resource drilling recommencing on May 11, 2020 and being completed on August 21, 2020. Feasibility work at the Gramalote Project has continued as planned. During the third quarter of 2020, work continued to advance for infrastructure design, process plant design, pit design and social initiatives. Resource modelling is anticipated to be completed in November 2020 at which time the final phase of the Gramalote Feasibility Study work will proceed based upon updated resources. The Gramalote Feasibility Study is expected to be completed in the first quarter of 2021. Through the third quarter of 2020, COVID-19 management on-site was successful in allowing the project to continue with advancements in drilling and social initiatives including ongoing work with resettlement and small miner initiatives. COVID-19 control work included pretests, operational protocols, aggressive contact tracing and close work with local health authorities. While COVID-19 caseloads remain relatively high in Colombia, in Antioquia commercial activity and personal movement have substantially normalized.
LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. During the third quarter of 2020, the Company fully repaid the outstanding RCF balance of $425 million and as at September 30, 2020, the full amount of the $600 million RCF was undrawn and available. At September 30, 2020, the Company had cash and cash equivalents of $365 million (December 31, 2019 - $141 million) and working capital of $356 million (December 31, 2019 - $242 million).

The Company has an RCF with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of May 9, 2023. As at September 30, 2020, the Company had fully repaid the drawn portion under the RCF and had available undrawn capacity of $600 million. The RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.48% and 0.62%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at September 30, 2020, the Company was in compliance with these debt covenants.

On September 29, 2020, the Company entered into a new term equipment facility (the "new equipment facility") with Caterpillar Financial Services Corporation for aggregate principal amount of up to the Euro equivalent of $40 million. The new equipment facility is available to the Company’s majority-owned subsidiary, Fekola SA (the “Borrower”) to finance or refinance up to 75% of the cost of mining fleet and other mining equipment at the Company's Fekola Mine in Mali. The new equipment facility is available from the date of the agreement and ends on the earlier of the day when the new equipment facility is fully drawn and 12 months from date of the agreement. The new equipment facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan. Subsequent to September 30, 2020, on October 26, 2020, the Borrower drew down the entire amount under the new equipment facility for proceeds of Euro 36 million.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 4.25%. A commitment fee of 0.85% per annum on the undrawn balance the new equipment facility for the term of the facility is also due, payable quarterly commencing 12 months from the date of the agreement. The Company and its wholly-owned subsidiary, Mali Mining Investments Limited, have guaranteed the new equipment facility and security is given over the equipment of the Borrower which has been financed by the new equipment facility, related warranty and insurance.

On April 8, 2020, as a precautionary measure and given the current uncertainty resulting from the COVID-19 pandemic, the Company completed the drawdown of a further $250 million on its $600 million RCF. During the three and nine months ended

September 30, 2020, the Company repaid $425 million and $450 million on its RCF, respectively, leaving an RCF outstanding balance of $0 million as at September 30, 2020 and with the full undrawn amount of $600 million under the facility available to draw.

For the three and nine months ended September 30, 2020, capital expenditures totalled $72 million and $265 million, respectively. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $29 million and $156 million, respectively, the Masbate Mine had capital expenditures of $10 million and $19 million, respectively, the Otjikoto Mine had capital expenditures of $19 million and $42 million, respectively and the Company contributed $2 million and $16 million towards the Gramalote Project, respectively. Other exploration and development costs for the three and nine months ended September 30, 2020 totalled $11 million and $33 million, respectively.

On April 28, 2020, the Company and its 10% partner GAMS-Mining F&I entered into a definitive agreement with West African Resources Limited for the sale of the Toega project located in Burkina Faso. The initial non-refundable cash payment of $9 million due to B2Gold was received in the second quarter of 2020.

As at September 30, 2020, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•During the quarter ended September 30, 2020, the Company entered into a binding agreement for new office space. The lease has a term of 10 years with annual rental payments of $4 million per year. The Company obtained access to the property on October 1, 2020.
•For payments at the Fekola Mine of $2 million for mobile equipment for the mine expansion, $3 million related to the solar plant, $1 million for the plant expansion and $1 million related to other smaller projects, all of which are expected to be incurred in 2020. In addition, payments of $8 million related to mobile equipment rebuilds, $4 million of which is expected to be incurred in 2020 and $4 million of which is expected to be incurred in 2021.
•For payments at the Masbate mine of $3 million related to mobile equipment and $1 million for power plant repairs, all of which is expected to be incurred in 2020.
•For payments of $1 million for development of the Wolfshag underground at the Otjikoto Mine, all of which is expected to be incurred in 2020.
•For payments at the Gramalote Project of $3 million for the Company's share of development costs, of which $2 million is expected to be incurred in 2020 and $1 million in 2021.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the first nine months of 2020, the Company entered into additional forward contracts for the purchase of 60,885,000 litres of fuel oil and 42,163,000 litres of gas oil with settlements scheduled between May 2020 and May 2022. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at September 30, 2020:

	2020	2021	2022	Total
Forward – fuel oil:
Litres (thousands)	9,606	31,823	10,880	52,309
Average strike price	$0.24	$0.24	$0.26	$0.24

Forward – gas oil:
Litres (thousands)	9,150	25,014	9,271	43,435
Average strike price	$0.40	$0.33	$0.33	$0.34

Forward – diesel:
Litres (thousand)	208	—	—	208
Average strike price	$0.57	$—	$—	$0.57

Collars - fuel oil:
Litres (thousand)	5,553	11,055	—	16,608
Average ceiling price	$0.26	$0.26	$—	$0.26
Average floor price	$0.39	$0.39	$—	$0.39

Collars - gas oil:
Litres (thousand)	715	6,439	—	7,154
Average ceiling price	$0.40	$0.40	$—	$0.40
Average floor price	$0.57	$0.57	$—	$0.57

The unrealized fair value of these contracts at September 30, 2020 was $(3) million.

Subsequent to September 30, 2020, the Company entered into forward contracts for a further 10,211,000 litres of fuel oil and 8,967,000 litres of gasoil with settlements scheduled between May 2021 and October 2022.

Interest rate swaps

On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at September 30, 2020 was $(3) million.
Operating activities

Cash flow provided by operating activities was a quarterly record of $301 million in the third quarter of 2020 compared to $168 million in the third quarter of 2019, an increase of $133 million due mainly to higher revenues of $176 million partially offset by higher production costs and royalties and productions taxes of $14 million and $12 million, respectively. Cash flow provided by operating activities was $755 million in the first nine months of 2020 compared to $347 million in the first nine months of 2019, an increase of $408 million due mainly to higher revenues of $467 million partially offset by higher production costs and royalties and productions taxes of $15 million and $33 million, respectively. Based on current assumptions, including a gold price of $1,900 per ounce for the remainder of 2020, the Company now expects to make total cash income tax payments in 2020 of approximately $205 million, an increase of $27 million from the previous second quarter of 2020 estimate, based on changes in realized gold price assumptions and expected payment timing. The revised estimate includes assumed voluntary current income tax prepayments of up to $50 million for 2020 current income taxes not due until the second quarter of 2021. For the first nine months of 2020, the Company made current income tax payments totalling $97 million.

Financing activities

The Company’s cash from financing activities for the third quarter of 2020 was a net outflow of $491 million. During the third quarter of 2020, the Company made repayments on the RCF of $425 million, paid dividends of $63 million, received proceeds from the exercise of stock options of $16 million, made equipment loan facility repayments of $5 million, made interest and commitment fee payments of $3 million and paid $10 million into restricted cash accounts, including $9 million of required payments to an escrow account for future reclamation costs of the Fekola Mine.

The Company’s cash from financing activities for the first nine months of 2020 was a net outflow of $272 million. During the first nine months of 2020, the Company drew down $250 million under its RCF, made repayments of $450 million on the RCF, received proceeds from the exercise of stock options of $43 million, made equipment loan facility repayments of $21 million, made interest and commitment fee payments of $11 million, paid dividends of $73 million and paid $7 million into restricted cash accounts, including required payments to an escrow account for future reclamation costs of the Fekola Mine.

On February 27, 2020, the Board declared a quarterly cash dividend of $0.01 per common share, which was paid on March 23, 2020 to shareholders of record as of March 9, 2020 in the amount of $10 million. On June 11, 2020, the Board declared a quarterly cash dividend of $0.02 per common share, paid on July 7, 2020 to shareholders of record as of June 23, 2020 in the amount of $21 million. On September 10, 2020, the Board declared a quarterly cash dividend $0.04 per share, an increase of 100%, payable on September 30, 2020 to shareholders of record as of September 22, 2020 in the amount of $43 million.

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same level, which reflects a previously announced increase in the Company's annual dividend from $0.08 per share to $0.16 per share. This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the three and nine months ended September 30, 2020, capital expenditures totalled $72 million and $265 million, respectively. The most significant capital expenditures for the three and nine months ended September 30, 2020, were on the Fekola Mine with capital expenditures of $29 million and $156 million, respectively, the Masbate Mine had capital expenditures of $10 million and $19 million, respectively, the Otjikoto Mine had capital expenditures of $19 million and $42 million, respectively and the Company contributed $2 million and $16 million towards the Gramalote Project, respectively (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Other development and exploration expenditures for the three and nine months ended September 30, 2020 were $11 million and $33 million, respectively. The Company expects total sustaining and non-sustaining capital expenditures for full-year 2020 to be approximately $9 million lower than budgeted as noted in the Review of Mining Operations and Development Projects section.

In the second quarter of 2020, the initial non-refundable cash payment of $9 million due to B2Gold in relation to the sale of Toega was received.

Exploration
Resource property expenditures on exploration are disclosed in the table below.

	For the three months ended September 30, 2020	For the three months ended September 30, 2019	For the nine months ended September 30, 2020	For the nine months ended September 30, 2019
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Fekola Mine, exploration	4,113	2,580	9,154	10,890
Masbate Mine, exploration	2,217	1,030	5,845	3,095
Otjikoto Mine, exploration	698	803	1,721	1,667
Anaconda Regional, exploration	363	815	3,438	1,375
Toega Project, exploration	—	815	117	1,968
Kiaka Project, exploration	1,243	622	2,598	2,544
Ondundu Project, exploration	430	174	773	911
Finland Properties, exploration	643	296	1,441	574
Other	1,567	3,887	7,434	7,182

	11,274	11,022	32,521	30,206

For the first nine months of 2020, B2Gold has continued to pursue a program of aggressive exploration, incurring $33 million year-to-date. The total revised exploration budget for 2020 is approximately $53 million, excluding drilling included in the Gramalote Project budget. Exploration at existing properties has once again focus predominantly in West Africa, as well as the other operating mine sites in Namibia and the Philippines, with a total revised budget of $35 million. The Company has also allocated an additional $18 million for its grassroots exploration programs for 2020.

Fekola Mine

In 2020, the Company continued exploration drilling near Fekola and the Anaconda area with an $18 million program in Mali that focused on exploration at the Cardinal and FMZ zones near the Fekola deposit which demonstrate potential for additional gold deposits within 3 kilometres of the Fekola mill, expanding the mineral resources within the Anaconda area, including the Mamba zone and further testing the sulphide zones. In the third quarter of 2020, the Company increased the Mali exploration budget by $2 million for drilling of new exploration targets.

Approximately 33,000 metres of combined reverse circulation and diamond drilling was completed on the Cardinal (located less than one kilometre west of the Fekola Mine open pit) and FMZ zones in 2020. The new high-grade drill results now extend the gold mineralization at the Cardinal and FMZ zones to over 3.5 kilometres along strike and intersected up to 350 metres vertically below surface, with the northern portion of the Cardinal zone passing within 500 metres of the current Fekola resource pit. The high gold grade intersections at the Cardinal zone locally define a moderately northeast plunging shoot, which demonstrates good exploration potential down plunge. Mineralization at the Cardinal and FMZ zones remains open at depth and along strike. The Cardinal and FMZ zones comprise multiple, sub-parallel, west-dipping shear zones with an average width of approximately 10 metres for the main Cardinal zone. Within the shears, gold is spatially associated with quartz-carbonate veins and is strongly associated with the coarse grained pyrite. Rare visible gold has been noted within the quartz-carbonate veins. In addition, most of the Cardinal and FMZ zones have now been drilled to approximately 50 x 50 metre centres, sufficient to commence the preparation of initial Inferred Mineral Resource estimate, which the Company expects to be completed in the first quarter of 2021. In addition, ongoing drilling will continue to expand the limits of known mineralization and will include step outs to the northeast, to target the projected intersection of the Cardinal and Fekola deposits at depth.

On January 16, 2020, the Company announced an updated Fekola Mineral Resource estimate based on cumulative 240,000 metres of exploration drilling in 1,124 drill holes (including 120,000 metres in 501 holes drilled by B2Gold since June 2014). The updated Fekola Indicated Mineral Resource estimate as at December 31, 2019 was 110,600,000 tonnes at 1.70 g/t gold for a total of 6,052,000 ounces of gold constrained within a $1,500 per ounce gold pit shell above a cut-off grade of 0.5 g/t gold.

Anaconda Regional

In 2020, the Company had budgeted approximately 41,000 metres of diamond drilling and reverse circulation drilling on several zones in the Anaconda Area, located approximately 20 kilometres from Fekola. Much less drilling has been completed as a result of a shift in focus to Cardinal for the majority of 2020. The Company recommenced drilling in the Anaconda area in late September 2020.
In the first nine months of 2020, the Company completed approximately 18,000 metres of combined reverse circulation and diamond drilling on the Anaconda area, focused mainly on the Mamba zone. The Company has previously announced an Inferred Mineral Resource estimate for the Anaconda area of 767,000 ounces of gold at 1.1 g/t in near surface saprolite mineralization over 4.5 kilometres and up to 500 metres wide.

Exploration drilling on the Mamba zone during the period has focused on increasing the size of the known saprolite resource and further testing the underlying sulphide mineralization. The high-grade intercepts at the Mamba zone demonstrate well mineralized intersections of sulphide-hosted gold over a total strike length of approximately 2.2 kilometres, approximately 1.2 kilometres longer than previously reported. The good grade and width combinations continue to provide strong support for this interpretation and provide a strong indication of the potential for a second Fekola-style south plunging body of sulphide mineralization, which remains open down plunge. One of the key geological aspects of the Mamba zone is the continuity in the high grade mineralization in the transition from saprolite- to sulphide-hosted zones of mineralization.

The Company also completed additional infill drilling in order to provide sufficient definition for an updated Mineral Resource estimate on the Anaconda area, which the Company expects to be completed by the end of the fourth quarter of 2020. Geological modeling and the preliminary stages of resource estimation are currently in progress.

During the remainder of 2020, the Company plans to drill approximately 5,300 metres at the Anaconda area, where the focus will remain on expanding the saprolite and sulphide mineralization in the Anaconda area, including at the Mamba and Adder zones.

Masbate Mine

The Masbate exploration budget for 2020 is $8 million, including approximately 25,000 metres of diamond and reverse circulation drilling. The 2020 exploration program will focus on drill testing the most prospective Inferred Mineral Resources below existing design pits to determine if existing open pits can be expanded. Several grassroot greenfield targets that have seen variable exploration and drilling will be further tested with mapping, trenching and drilling as well.

Otjikoto Mine and Regional Exploration

The total exploration budget for Namibia in 2020 is $4 million. Exploration in 2020 will include 19,500 metres of diamond drilling and 3,300 metres of RAB drilling split between the Otjikoto Mine and the Ondundu joint venture, located approximately 200 kilometres southwest of Otjikoto. Exploration at Otjikoto continues to focus on drilling down plunge on the Wolfshag and Otjikoto deposits which remain open at depth as well as testing stratigraphy east of Wolfshag for new mineralized horizons.

Other Greenfield Exploration

Given B2Gold’s exploration teams successful discovery history, the Company has budgeted $18 million for greenfield exploration opportunities internationally in 2020, as it continues to pursue early stage exploration discoveries through property acquisitions and joint ventures with junior exploration companies.

AREAS OF JUDGEMENT AND CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its audited consolidated financial statements for the year ended December 31, 2019. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
COVID-19 estimation uncertainty
A global pandemic related to COVID-19 was declared in March 2020 by the World Health Organization. The current and expected impacts on global commerce have been and are anticipated to continue to be far-reaching. To date, globally, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing global uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

The areas of judgement and estimation uncertainty for the Company which may be impacted include estimates used to determine recoverable reserves and resources, estimates used to determine the recoverable amounts of long-lived assets, estimates used to determine the recoverable amounts of value-added tax receivables and estimates regarding deferred income taxes and valuation allowances. Changes related to these could be material.
Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.
Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs, future metal prices, foreign exchange rates, taxation rates, and discount rates in its life-of-mine plans and preparation of updated feasibility level technical studies when relevant. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.
Masbate
During the year ended December 31, 2014, the Company recorded a pre-tax impairment charge of $436 million on the carrying value of Masbate Mine property, plant and equipment. The net impairment recorded in the statement operations, after taking into account a deferred income tax recovery of $131 million, was $305 million. Subsequently, during the year ended December 31, 2019, after reflecting the amount of depreciation that would have been recorded had the assets not been impaired, the Company recorded a pre-tax impairment reversal of $100 million on the carrying value of Masbate Mine property, plant and equipment. The net impairment reversal recorded in the statement operations in 2019, after taking into account a deferred income tax expense of $30 million, was $70 million. During the first nine months of 2020, the long-term consensus gold price continued to be above the long-term gold price assumptions used in the Company’s reserve estimations and life-of-mine plans. Consequently, the Company has revised its long-term gold price estimate to $1,500 per ounce of gold. The increase in the long-term gold price was considered to be an indicator of impairment reversal. The Company performed an impairment reversal test on the Masbate Mine cash-generating unit (“CGU”) as at September 30, 2020.
The carrying values of the Masbate Mine property, plant and equipment were compared to the mine’s recoverable amount which was determined to be its fair value less cost of disposal ("FVLCD") at September 30, 2020. To estimate the recoverable amount of the Masbate Mine’s CGU for impairment reversal, the Company utilized a discounted cash flow model incorporating estimates and assumptions that included such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and the discount rate. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.
Key assumptions used for the impairment test at September 30, 2020 were:

Long-term gold price	$1,500/ounce
Silver price	$17/ounce
Mine life	2036
Discount rate	5%

The Company concluded that the carrying values of the Masbate Mine property, plant and equipment at September 30, 2020 were lower than the FVLCD and has therefore resulted in a complete reversal of the remainder of the original impairment loss recorded in 2014. After reflecting the amount of depreciation that would have been recorded had the assets not been impaired, the Company recorded a pre-tax impairment reversal of $174 million in the Condensed Interim Consolidated Statement of Operations. The net impairment reversal recorded in the Condensed Interim Consolidated Statement of Operations after taking into account a deferred income tax expense of $52 million was $122 million.
Sensitivities
The recoverable amount for the Masbate Mine CGU is most sensitive to changes in the long-term gold price and the discount rate. A decrease in the long-term gold price would result in the Company making amendments to the mine plans that would partially offset the effect of a lower long-term gold price through lower operating and capital costs. Ignoring the impact on the life-of-mine plans, in isolation, a $100 per ounce decrease in the long-term gold price assumption would not result in any change in the impairment reversal as there is sufficient headroom in the model to offset the impact of the reduction. A 50 basis point increase in the discount rate would also result in no change to the impairment reversal.
Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.
Current and deferred income taxes
The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.
Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

Uncertain tax positions
The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.
The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.
The Gramalote joint venture received notice from the Colombian Tax Office (DIAN) that it disagreed with the Company’s tax treatment of certain items in the 2013 and 2014 income tax returns resulting in assessments with additional income taxes and penalty fines. These assessments are currently being appealed by the Gramalote Joint Venture and the outcome of these appeals cannot be determined at this time. The Company does not believe that its share of any taxes payable under the assessments are material and no provision for any amounts that may be payable have been recorded at this time, pending the outcome of the appeal process.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s most recent Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
In the first quarter of 2020, the Company moved its Vancouver office staff and several site administrative staff to work from home. This continued for the majority of the second quarter of 2020 with staff returning to the office commencing mid-June 2020. This has resulted in certain processes and controls that were previously performed or documented manually to be completed and retained electronically. There were no significant changes to the processes and controls at the sites for the period. Despite the changes required by the current environment, the Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended September 30, 2020, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	54,531	30,698	19,663	104,892	12,531	117,423
Royalties and production taxes	24,830	5,162	3,553	33,545	1,180	34,725

Total cash costs	79,361	35,860	23,216	138,437	13,711	152,148

Gold sold (ounces)	159,800	46,900	46,500	253,200	15,339	268,539

Cash operating costs per ounce ($/ gold ounce sold)	341	655	423	414	817	437

Total cash costs per ounce ($/ gold ounce sold)	497	765	499	547	894	567

	For the three months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$		$

Production costs	39,253	30,126	21,147	90,526	14,520	25,197	39,717	—	130,243
Royalties and production taxes	13,182	5,927	2,925	22,034	1,765	755	2,520	—	24,554

Total cash costs	52,435	36,053	24,072	112,560	16,285	25,952	42,237	—	154,797

Gold sold (ounces)	108,600	51,200	49,100	208,900	21,880	25,890	47,770	—	256,670

Cash operating costs per ounce ($/ gold ounce sold)	361	588	431	433	664	973	831	—	507

Total cash costs per ounce ($/ gold ounce sold)	483	704	490	539	744	1,002	884	—	603

	For the nine months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	142,852	93,909	56,674	293,435	25,645	319,080
Royalties and production taxes	66,923	14,133	9,454	90,510	2,182	92,692

Total cash costs	209,775	108,042	66,128	383,945	27,827	411,772

Gold sold (ounces)	477,300	137,300	135,200	749,800	31,191	780,991

Cash operating costs per ounce ($/ gold ounce sold)	299	684	419	391	822	409

Total cash costs per ounce ($/ gold ounce sold)	440	787	489	512	892	527

	For the nine months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$		$

Production costs	124,877	92,773	61,026	278,676	35,353	71,037	106,390	—	385,066
Royalties and production taxes	36,879	13,942	6,719	57,540	3,569	1,927	5,496	—	63,036

Total cash costs	161,756	106,715	67,745	336,216	38,922	72,964	111,886	—	448,102

Gold sold (ounces)	330,600	163,700	121,700	616,000	43,075	65,953	109,028	—	725,028

Cash operating costs per ounce ($/ gold ounce sold)	378	567	501	452	821	1,077	976	—	531

Total cash costs per ounce ($/ gold ounce sold)	489	652	557	546	904	1,106	1,026	—	618

Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	54,531	30,698	19,663	104,892	12,531	117,423
Inventory sales adjustment	(3,727)	2,276	(1,141)	(2,592)	—	(2,592)

Cash operating costs	50,804	32,974	18,522	102,300	12,531	114,831

Gold produced (ounces)	152,535	53,607	42,591	248,733	15,080	263,813

Cash operating costs per ounce ($/ gold ounce produced)	333	615	435	411	831	435

	For the three months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$		$

Production costs	39,253	30,126	21,147	90,526	14,520	25,197	39,717	—	130,243
Inventory sales adjustment	3,747	1,955	(1,672)	4,030	(1,488)	(1,821)	(3,309)	—	721

Cash operating costs	43,000	32,081	19,475	94,556	13,032	23,376	36,408	—	130,964

Gold produced (ounces)	112,321	51,546	49,411	213,278	20,503	24,419	44,922	—	258,200

Cash operating costs per ounce ($/ gold ounce produced)	383	622	394	443	636	957	810	—	507

	For the nine months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	142,852	93,909	56,674	293,435	25,645	319,080
Inventory sales adjustment	(6,600)	1,132	(1,411)	(6,879)	—	(6,879)

Cash operating costs	136,252	95,041	55,263	286,556	25,645	312,201

Gold produced (ounces)	463,970	147,133	127,836	738,939	31,329	770,268

Cash operating costs per ounce ($/ gold ounce produced)	294	646	432	388	819	405

	For the nine months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$		$

Production costs	124,877	92,773	61,026	278,676	35,353	71,037	106,390	—	385,066
Inventory sales adjustment	2,208	1,208	(1,153)	2,263	(630)	925	295	—	2,558

Cash operating costs	127,085	93,981	59,873	280,939	34,723	71,962	106,685	—	387,624

Gold produced (ounces)	336,567	166,599	119,544	622,710	44,192	68,177	112,369	—	735,079

Cash operating costs per ounce ($/ gold ounce produced)	378	564	501	451	786	1,056	949	—	527

All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. On November 16, 2018, the World Council announced an update to its Guidance Note on all-in sustaining costs with application effective starting January 1, 2019. This update provides additional transparency about the costs of gold production and support further consistency of application of the Guidance Note. The major updates to the Guidance Note include providing a more specific definition of non-sustaining costs as those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation in the future. The Guidance Note has defined ‘material benefit’ as an increase of at least 10% in annual or life of mine production, net present value or reserves compared to the remaining life of the operation. In addition, the Guidance Note has been updated to clarify that production phase capitalized stripping only meets the definition of non-sustaining if the stripping is expected to take at least 12 months and the subsequent ore production phase is expected to be more than 5 years. The Company adopted the updates to the Guidance Note, effective January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2020:

	For the three months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment (4)	Grand Total
	$	$	$	$	$	$	$

Production costs	54,531	30,698	19,663	—	104,892	12,531	117,423
Royalties and production taxes	24,830	5,162	3,553	—	33,545	1,180	34,725
Corporate administration	1,270	1,272	970	5,258	8,770	445	9,215
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	2,302	2,302	—	2,302
Community relations	390	134	166	—	690	—	690
Reclamation liability accretion(2)	55	72	44	—	171	—	171
Realized losses on derivative contracts	573	660	323	—	1,556	—	1,556
Sustaining lease expenditures	166	347	575	177	1,265	—	1,265
Sustaining capital expenditures(3)	7,466	9,827	16,774	—	34,067	2,295	36,362
Sustaining mine exploration(3)	4,113	2,124	558	—	6,795	268	7,063

Total all-in sustaining costs	93,394	50,296	42,626	7,737	194,053	16,719	210,772

Gold sold (ounces)	159,800	46,900	46,500	—	253,200	15,339	268,539

All-in sustaining cost per ounce ($/ gold ounce sold)	584	1,072	917	—	766	1,090	785
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.
(4) Reflects the update of Calibre's second quarter 2020 results to actual and an estimate of Calibre's third quarter 2020 results.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2020:

	For the three months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	29,186	10,132	19,044	58,362	2,295	60,657
Mine expansion equipment	(9,799)	—	—	(9,799)	—	(9,799)
Plant expansion	(10,665)	—	—	(10,665)	—	(10,665)
Solar plant	(965)	—	—	(965)	—	(965)
Other	(291)	(81)	(219)	(591)	—	(591)
Land acquisitions	—	(224)	—	(224)	—	(224)
Underground development	—	—	(2,051)	(2,051)	—	(2,051)

Sustaining capital expenditures	7,466	9,827	16,774	34,067	2,295	36,362

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2020:

	For the three months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	4,113	2,217	698	7,028	268	7,296
Regional exploration	—	(93)	(140)	(233)	—	(233)

Sustaining mine exploration	4,113	2,124	558	6,795	268	7,063

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2019:

	For the three months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$	$

Production costs	39,253	30,126	21,147	—	90,526	14,520	25,197	39,717	—	130,243
Royalties and production taxes	13,182	5,927	2,925	—	22,034	1,765	755	2,520	—	24,554
Corporate administration	1,216	857	1,447	7,031	10,551	449	364	813	—	11,364
Share-based payments – RSUs/DSUs(1)	16	—	—	1,563	1,579	—	—	—	—	1,579
Community relations	637	317	323	—	1,277	453	80	533	—	1,810
Reclamation liability accretion(2)	151	132	104	—	387	96	152	248	—	635
Realized (gains) losses on derivative contracts	(314)	(312)	(189)	—	(815)	—	26	26	—	(789)
Sustaining lease expenditures	191	322	112	178	803	—	—	—	—	803
Sustaining capital expenditures(3)	12,831	4,252	9,949	—	27,032	3,386	1,954	5,340	—	32,372
Sustaining mine exploration(3)	2,580	1,030	682	—	4,292	—	376	376	—	4,668

Total all-in sustaining costs	69,743	42,651	36,500	8,772	157,666	20,669	28,904	49,573	—	207,239

Gold sold (ounces)	108,600	51,200	49,100	—	208,900	21,880	25,890	47,770	—	256,670

All-in sustaining cost per ounce ($/ gold ounce sold)	642	833	743	—	755	945	1,116	1,038	—	807
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2019:

	For the three months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine capital expenditures	30,604	4,725	9,949	45,278	11,999	1,954	13,953	—	59,231
Mine expansion equipment	(11,856)	—	—	(11,856)	—	—	—	—	(11,856)
Plant expansion	(5,430)	—	—	(5,430)	—	—	—	—	(5,430)
Solar plant	(487)	—	—	(487)	—	—	—	—	(487)
Masbate processing plant upgrade	—	(430)	—	(430)	—	—	—	—	(430)
Other	—	(43)	—	(43)	—	—	—	—	(43)
Limon Central	—	—	—	—	(7,519)	—	(7,519)	—	(7,519)
Plant upgrade	—	—	—	—	(991)	—	(991)	—	(991)
Limon tailings project	—	—	—	—	(103)	—	(103)	—	(103)

Sustaining capital expenditures	12,831	4,252	9,949	27,032	3,386	1,954	5,340	—	32,372

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2019:

	For the three months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine exploration	2,580	1,030	803	4,413	705	809	1,514	—	5,927
Regional exploration	—	—	(121)	(121)	(705)	(433)	(1,138)	—	(1,259)

Sustaining mine exploration	2,580	1,030	682	4,292	—	376	376	—	4,668

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2020:

	For the nine months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment Mine	Grand Total
	$	$	$	$	$	$	$

Production costs	142,852	93,909	56,674	—	293,435	25,645	319,080
Royalties and production taxes	66,923	14,133	9,454	—	90,510	2,182	92,692
Corporate administration	3,576	2,385	3,242	17,817	27,020	2,046	29,066
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	7,627	7,627	—	7,627
Community relations	2,133	563	2,220	—	4,916	—	4,916
Reclamation liability accretion(2)	271	266	203	—	740	—	740
Realized losses on derivative contracts	1,896	2,024	1,017	—	4,937	—	4,937
Sustaining lease expenditures	553	1,065	770	522	2,910	—	2,910
Sustaining capital expenditures(3)	38,001	18,906	38,568	—	95,475	3,365	98,840
Sustaining mine exploration(3)	9,154	5,752	1,516	—	16,422	760	17,182

Total all-in sustaining costs	265,359	139,003	113,664	25,966	543,992	33,998	577,990

Gold sold (ounces)	477,300	137,300	135,200	—	749,800	31,191	780,991

All-in sustaining cost per ounce ($/ gold ounce sold)	556	1,012	841	—	726	1,090	740
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2020:

	For the nine months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	155,659	19,422	41,696	216,777	3,365	220,142
Mine expansion equipment	(57,759)	—	—	(57,759)	—	(57,759)
Plant expansion	(39,388)	—	—	(39,388)	—	(39,388)
Solar plant	(18,751)	—	—	(18,751)	—	(18,751)
Other	(1,760)	(130)	(234)	(2,124)	—	(2,124)
Land acquisitions	—	(386)	—	(386)	—	(386)
Underground development	—	—	(2,894)	(2,894)	—	(2,894)

Sustaining capital expenditures	38,001	18,906	38,568	95,475	3,365	98,840

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2020:

	For the nine months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	9,154	5,845	1,721	16,720	760	17,480
Regional exploration	—	(93)	(205)	(298)	—	(298)

Sustaining mine exploration	9,154	5,752	1,516	16,422	760	17,182

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2019:

	For the nine months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$	$

Production costs	124,877	92,773	61,026	—	278,676	35,353	71,037	106,390	—	385,066
Royalties and production taxes	36,879	13,942	6,719	—	57,540	3,569	1,927	5,496	—	63,036
Corporate administration	4,441	2,971	4,618	24,969	36,999	1,701	1,312	3,013	—	40,012
Share-based payments – RSUs/DSUs(1)	57	—	—	4,925	4,982	—	—	—	—	4,982
Community relations	1,031	594	795	—	2,420	1,162	350	1,512	—	3,932
Reclamation liability accretion(2)	493	414	349	—	1,256	313	552	865	—	2,121
Realized (gains) losses on derivative contracts	(1,239)	(1,220)	(764)	—	(3,223)	—	6	6	—	(3,217)
Sustaining lease expenditures	579	896	302	527	2,304	—	—	—	—	2,304
Sustaining capital expenditures(3)	29,107	15,012	34,452	—	78,571	11,780	16,861	28,641	—	107,212
Sustaining mine exploration(3)	10,890	1,214	1,381	—	13,485	—	1,257	1,257	—	14,742

Total all-in sustaining costs	207,115	126,596	108,878	30,421	473,010	53,878	93,302	147,180	—	620,190

Gold sold (ounces)	330,600	163,700	121,700	—	616,000	43,075	65,953	109,028	—	725,028

All-in sustaining cost per ounce ($/ gold ounce sold)	626	773	895	—	768	1,251	1,415	1,350	—	855
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2019:

	For the nine months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine capital expenditures	64,717	20,689	34,452	119,858	30,366	16,861	47,227	—	167,085
Mobile equipment purchases	(4,880)	—	—	(4,880)	—	—	—	—	(4,880)
Mine expansion equipment	(13,149)	—	—	(13,149)	—	—	—	—	(13,149)
Fadougou relocation	(6,612)	—	—	(6,612)	—	—	—	—	(6,612)
Carryover construction costs	(1,738)	—	—	(1,738)	—	—	—	—	(1,738)
Plant expansion	(8,744)	—	—	(8,744)	—	—	—	—	(8,744)
Solar plant	(487)	—	—	(487)	—	—	—	—	(487)
Masbate processing plant upgrade	—	(5,552)	—	(5,552)	—	—	—	—	(5,552)
Other	—	(125)	—	(125)	—	—	—	—	(125)
Limon Central	—	—	—	—	(16,897)	—	(16,897)	—	(16,897)
Plant Upgrade	—	—	—	—	(1,312)	—	(1,312)	—	(1,312)
Limon tailings project	—	—	—	—	(377)	—	(377)	—	(377)

Sustaining capital expenditures	29,107	15,012	34,452	78,571	11,780	16,861	28,641	—	107,212

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2019:

	For the nine months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine exploration	10,890	3,095	1,667	15,652	1,913	2,703	4,616	—	20,268
Regional exploration	—	(1,881)	(286)	(2,167)	(1,913)	(1,446)	(3,359)	—	(5,526)

Sustaining mine exploration	10,890	1,214	1,381	13,485	—	1,257	1,257	—	14,742
.

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring and significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. In order to improve comparability with other senior gold producers, effective September 30, 2020, the Company no longer adjusts for share-based payments expense. Prior periods have been updated to reflect this change.
A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	262,868	55,769	459,601	115,968
Adjustments for non-recurring and significant recurring non-cash items:
Reversal of impairment of long-lived assets	(174,309)	—	(174,309)	—
Write-down of mineral property interests	11,047	964	11,047	2,181
COVID-19 relief donations	—	—	2,752	—
Unrealized (gains) losses on derivative instruments	(1,185)	4,999	2,823	4,168
Non-cash modification of Calibre receivable	(743)	—	(54)	—
Deferred income tax expense	63,505	23,328	66,302	31,712

Adjusted net income attributable to shareholders of the Company for the period	161,183	85,060	368,162	154,029

Basic weighted average number of common shares outstanding (in thousands)	1,046,973	1,019,307	1,040,911	1,009,753

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.15	0.08	0.35	0.15

SUMMARY OF QUARTERLY RESULTS

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2020	2020	2020	2019	2019	2019	2019	2018
Gold revenue ($ in thousands)	487,166	441,939	380,298	313,659	310,783	267,213	263,982	230,910
Net income (loss) for the period ($ in thousands)	277,039	137,961	83,008	182,413	65,583	41,322	26,523	(49,676)
Earnings (loss) per share (1) – basic ($)	0.25	0.12	0.07	0.17	0.05	0.04	0.02	(0.06)
Earnings (loss) per share (1) – diluted ($)	0.25	0.12	0.07	0.17	0.05	0.04	0.02	(0.06)
Cash flows from operating activities ($ in thousands)	300,762	238,089	216,213	144,905	167,834	92,816	86,419	74,145
Gold sold, excluding discontinued operations (ounces)	253,200	257,100	239,500	211,800	208,900	203,700	203,400	188,029
Average realized gold price ($/ ounce)	1,924	1,719	1,588	1,481	1,488	1,312	1,298	1,233
Gold produced, excluding discontinued operations (ounces)	248,733	239,574	250,632	228,406	213,278	208,890	200,542	201,601
Gold produced, total including discontinued operations and Calibre Equity Investment (ounces)	263,813	241,593	264,862	245,140	258,200	246,020	230,859	231,687
Cash operating costs (2) ($/ gold ounce sold)	437	383	405	479	507	543	545	507
Total cash costs (2) ($/ gold ounce sold)	567	498	516	579	603	624	629	590
All-in sustaining costs (2) ($/ gold ounce sold)	785	712	721	882	807	914	848	812
Adjusted net income (loss) (1)(2)(3) ($ in thousands)	161,183	111,690	95,289	65,116	85,060	42,000	26,969	(1,974)
Adjusted earnings per share (1)(2)(3) – basic ($)	0.15	0.11	0.09	0.06	0.08	0.04	0.03	0.00
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Previous periods have been adjusted to reflect the removal of the adjustment for share-based payments expense, refer to “Non-IFRS Measures”.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue. The results of the three quarters of 2020 reflect the increased production from the Fekola Mine as result of the mining expansion. The net loss in the fourth quarter of 2018 reflects an impairment loss of $34 million relating to La Libertad Mine and $9 million of mineral property interest write-downs. The net income in the fourth quarter of 2019 reflects an impairment reversal of $70 million related to the Masbate Mine, net of deferred income tax expense and the gain on sale of Nicaraguan Assets of $40 million. The net income in the third quarter of 2020 reflects an impairment reversal of $122 million related to the Masbate Mine, net of deferred income tax and the recognition of a deferred income tax liability of $24 million related to future withholding tax expected to be incurred on retained earnings the Company is planning to repatriate from its foreign subsidiaries.

SUMMARY AND OUTLOOK
Based on the Company's strong performance to date and current assumptions for the last quarter of 2020, B2Gold remains well positioned for continued strong operational and financial performance. In the third quarter of 2020, the Company reached several milestones including fully repaying the outstanding RCF balance of $425 million and the completion of the Fekola mill expansion. Based on the addition of a larger mining fleet, the optimization of the mining sequence and the Fekola mill expansion, the Company is on schedule to realize a significant increase in gold production from the Fekola Mine in 2020 with production expected to be at the upper end of Fekola's guidance range of 590,000 to 620,000 ounces of gold. The Fekola mill expansion along with the larger mining fleet will significantly increase mill throughput, yielding projected annual production averaging approximately 550,000 ounces of gold over 2020 to 2024 based on current assumptions.
For full-year 2020, the Company forecasts total consolidated gold production (including attributable ounces from Calibre) to come in towards the midpoint of its guidance range of between 1,000,000 and 1,055,000 ounces; consolidated cash costs are expected to remain low in 2020, and the Company expects to be at or below the low end of its guidance range for total consolidated cash operating costs of between $415 and $455 per ounce and at the lower end of its guidance range for total consolidated all-in sustaining costs of between $780 and $820 per ounce.
Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, the quarterly dividend rate was increased in the third quarter of 2020 by 100% to $0.04 per common share (or an annual rate of $0.16 per common share), which became effective upon approval and declaration of the third quarter dividend.

Despite some of the challenges that the current COVID-19 pandemic has created in each of the locations where the Company operates or is head-quartered, the Company continues to operate virtually unimpeded. The Company is very of proud of its employees' dedication and resilience in these challenging times and believes it is in part due to the executive team's and mine employees' years of experience in all aspects of international mining, and B2Gold's culture of fairness, respect and transparency. That resilience is reflected in the Company's results from the first nine months of 2020.

In conjunction with this success, we are also very mindful of the communities where we operate and continue to assist local and national governments in their efforts to respond to the COVID-19 crisis. The Company has donated a total of $3 million of COVID-19 relief to assist the communities in which it operates, including contributions in Mali, Namibia, the Philippines, Burkina Faso, Colombia and Canada. B2Gold would like to thank all levels of government in the countries for working with the Company in mutually trusting relationships during these challenging times.

In addition to managing its operations through these current challenging times, B2Gold will also look forward through the balance of 2020 and beyond and remain committed to continuing to execute on its strategic objectives. The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and other exploration projects, evaluate opportunities and continue to pay a dividend. The Company continues to focus a significant portion of its overall exploration activities to drilling at the Cardinal and Anaconda area deposits in Mali. In conjunction with this and based on drill results to date, the Company is currently undertaking a high level engineering review to provide preliminary indications as to how future production from both Cardinal and the Anaconda area could be factored into the overall Fekola production schedule. In connection with advancing its pipeline of development projects, the Company expects to have a feasibility study for the Gramalote Project completed by the end of the first quarter of 2021. The Company is evaluating the best course of action to advance the Kiaka Project, due to improved economics resulting from lower fuel prices, alternative power options and a higher gold price. The Company is currently updating its model and is considering its options to advance the project.

In addition to exploration activities at its existing operating mine and development project sites, the Company is also pursuing other greenfield exploration opportunities globally. For 2020, the Company has a total greenfield exploration budget of $18 million and it expects that there will be a similar level of greenfield exploration funding approved for 2021.
OUTSTANDING SHARE DATA
At November 3, 2020, 1,050,592,178 common shares were outstanding. In addition, there were approximately 17.5 million stock options outstanding with exercise prices ranging between Cdn.$1.12 to Cdn.$8.53 per share, approximately 4.7 million RSUs outstanding and approximately 1.8 million PSUs outstanding.

CAUTION ON FORWARD-LOOKING INFORMATION

Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon mines, production is presented on a 100% basis for the period up until October 14, 2019 and on a 34% basis thereafter (to reflect B2Gold's current approximate interest in Calibre).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis; the impact of the COVID-19 pandemic on B2Gold’s operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company’s workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on its business; future or estimated mine life, metal price assumptions, ore grades and sources, recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold remaining well positioned for continued strong operational and financial performance in 2020; projected consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020; projected consolidated cash operating costs of between $415 and $455 per ounce and all-in sustaining costs of between $780 and $820 per ounce in 2020; the anticipated repayment of the outstanding RCF balance in 2020; future debt levels; the realization of a significant increase in gold production from Fekola in 2020; the Fekola Mine expecting gold production of an average of 550,000 ounces per year during the five-year period 2020-2024; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine, including the completion of construction by the end of the first quarter of 2021; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto starting in early 2022; production levels and B2Gold's attributable share of production of El Limon and La Libertad; the results of the Gramalote PEA; the completion and results of a feasibility study at Gramalote and its potential to become a large low-cost open pit gold mine; the availability of future takedowns under the RCF; the RCF and operating cash flows allowing B2Gold to meet its current obligations as they come due and providing financial flexibility to advance existing assets and pursue exploration opportunities; the potential payment of future dividends, including the timing and amount of any such dividends; planned exploration, the potential results of such exploration and the expected budgets, methods, targets and locations of such exploration; and B2Gold remaining focused on reducing debt. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Mine; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, including the impact of the temporary suspension of operations in Nicaragua and withdrawal of Calibre's annual forecasted gold production and potential dilution of B2Gold's interest in Calibre; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this MD&A may refer to “mineral resources,” "indicated mineral resources" or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and have not historically been permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource,” "indicated mineral resource" or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this MD&A containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies subject to Industry Guide 7 have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

Bill Lytle, Senior Vice President of Operations, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all other scientific and technical information related to operational matters contained in this MD&A. Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.